Filed by Suzano Papel e Celulose S.A. pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Fibria Celulose S.A.

Filer’s Commission File Number: 333.198.020

Subject Company’s Commission File Number: 001-15018

Date: March 22, 2018

Announcement Regarding the Merger

On March 16, 2018, Suzano Papel e Celulose S.A., a Brazilian corporation (“Suzano”), filed with the Brazilian Exchange Commission (CVM) the following agreements:

1)	the Voting Agreement and Undertaking of Obligations (Compromisso de Voto e Assunção de Obrigações), dated as of March 15, 2018, between Suzano, the other controlling shareholders of Suzano (together with Suzano, the “Controlling Shareholders of Suzano”), and Votorantim S.A and BNDES Participações S.A. (“BNDESPAR”), in their capacities as controlling shareholders of Fibria Celulose S.A. (“Fibria”), along with Suzano as an intervening party (the “Voting Agreement”), and
2)	the Voting Agreement and Other Covenants (Acordo de Voto e Outras Avenças), dated as of March 15, 2018, between the Controlling Shareholders of Suzano and BNDESPAR, in its capacity as controlling shareholder of Fibria, along with Suzano as an intervening party (the “BNDESPAR Voting Agreement”).

A free translation of the above-mentioned Voting Agreement is attached as Exhibit 1. A free translation of the above-mentioned BNDESPAR Voting Agreement is attached as Exhibit 2.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to subscribe for or buy shares, nor is it a substitute for any offer materials that Suzano will, if required, file with the U.S. Securities and Exchange Commission (“SEC”). No offer of securities will be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction, Suzano may file with the SEC relevant materials, including, in the case of a registered offering in the U.S., a registration statement on Form F-4 (unless an exemption from registration is available) containing a prospectus and other documents regarding the proposed transaction. INVESTORS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE

BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SUZANO, FIBRIA AND THE PROPOSED TRANSACTION AND RELATED MATTERS. The Form F-4 (if and when filed) and all other documents filed with the SEC in connection with the proposed transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition to the Form F-4 (if and when filed) and all other documents filed by Suzano with the SEC in connection with the proposed transaction will be made available, free of charge, on Suzano’s website at http://www.suzano.com.br.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EXHIBIT 1

VOTING AGREEMENT AND UNDERTAKING OF OBLIGATIONS

By this private instrument, on one side:

I.	SUZANO HOLDING S.A., publicly-held company, with head office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1355, 9th floor, part, enrolled in the Corporate Taxpayer Registry of the Ministry of Finance (“CNPJ/MF”) under No. 60.651.809/0001-05, herein represented pursuant to its Bylaws, hereinafter referred to as “Suzano Holding”;
II.	DAVID FEFFER, a Brazilian citizen, married, businessman, bearer of Identity Card RG No. 4.617.720-6 (SSP/SP), enrolled in the Individual Taxpayer Registry of the Ministry of Finance (“CPF/MF”) under No. 882.739.628-49, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Avenida Brigadeiro Faria Lima, No. 1355, 9th floor, hereinafter referred to as “David”;
III.	DANIEL FEFFER, a Brazilian citizen, married, lawyer, bearer of Identity Card RG No. 4.617.718-8 (SSP/SP), enrolled in the CPF/MF under No. 011.769.138-08, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Avenida Brigadeiro Faria Lima, No. 1355, 9th floor, hereinafter referred to as “Daniel”;
IV.	JORGE FEFFER, a Brazilian citizen, divorced, business manager, bearer of Identity Card RG No. 4.617.719-X (SSP/SP), enrolled in the CPF/MF under No. 013.965.718-50, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Avenida Brigadeiro Faria Lima, No. 1355, 9th floor, hereinafter referred to as “Jorge”; and
V.	RUBEN FEFFER, a Brazilian citizen, married, business manager, bearer of Identity Card RG No. 16.988.323-1 (SSP/SP), enrolled in the CPF/MF under No. 157.423.548-60, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Avenida Brigadeiro Faria Lima, No. 1355, 9th floor, hereinafter referred to as “Ruben” and, jointly with Suzano Holding, David, Jorge and Daniel, as “Controlling Shareholders of Suzano”;

And, on the other side:

VI.	Votorantim S.A., a corporation with head office in the City of São Paulo, State of São Paulo, at Rua Amauri, No. 255, 13th floor, Room A, enrolled in the CNPJ/MF under No. 03.407.049/0001-51, herein represented pursuant to its Bylaws, hereinafter referred to as “Votorantim”; and
VII.	BNDES PARTICIPAÇÕES S.A. - BNDESPAR, a corporation organized as a wholly-owned subsidiary of the Brazilian Development Bank (BNDES), a federal public company, with head office in Brasília, Federal District, in the Setor Comercial Sul - SCS, Centro Empresarial Parque Cidade, Bloco 9, Torre C, 12th floor, and office services and fiscal address in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida República do Chile No. 100 - parte, enrolled in the CNPJ/MF under No. 00.383.281/0001-09, herein represented pursuant to its Bylaws, hereinafter referred to as “BNDESPAR” and, jointly with Votorantim, as “Controlling Shareholders of Fibria”;

and, as a consenting intervening party:

SUZANO PAPEL E CELULOSE S.A., publicly-held company, enrolled in the CNPJ/MF under No. 16404.287/0001-55, with head office in the city of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No. 1752, 10th floor, rooms 1010 and 1011, District of Pituba, ZIP Code 41810-012, herein represented pursuant to its Bylaws (“Suzano”);

The Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria are referred to indistinctly and individually as “Party” and collectively as “Parties”,

WHEREAS:

The Controlling Shareholders of Suzano are, on this date, holders of Common Shares, registered and without par value, jointly representing 50.8% of Suzano capital stock, as described in Exhibit B of this instrument, and are parts of (i) Voting Agreement of Suzano entered into between them on September 28, 2017 (“Voting Agreement of Suzano”) and (ii) a Shares Transfer Agreement entered into between them on September 28, 2017 (“Transfer Agreement of Suzano”);

The Controlling Shareholders of Fibria are, on this date, holders of Common Shares, registered and without par value, jointly representing 58.5% of the Fibria Celulose S.A. capital stock, publicly-held company, enrolled in the CNPJ/MF under No. 60.643.228/0001-21, with head office in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th floors, Edifício Vila Olímpia Corporate, Tower B, Vila Olímpia (“Fibria” and, jointly with Suzano, “Companies”), as described in Exhibit A of this Agreement, and are parties to Shareholders Agreement of Fibria, entered into between them on October 29, 2009 and amended on October 29, 2014 (“Shareholders Agreement of Fibria”);

The Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria agreed, subject to the terms and conditions set forth in this Agreement, to promote the combination of operations and shareholding bases of Suzano and Fibria, through a corporate reorganization that will result in the conversion of Fibria into a whole-owned subsidiary and in the receipt, in consideration, of all the shareholders of Fibria under the same conditions, assuming that the total capital of Fibria is represented in the Transaction Completion Date (as defined in the Protocol and Justification, which, in turn, is defined in the following paragraph), for five hundred and fifty-three million, eighty thousand, six hundred and eleven (553,080,611) Common Shares, former treasury, subject to the adjustments provided for in the Protocol and Justification of (i) an installment in national currency in the total amount of twenty-nine billion, thirty-six million, seven hundred and thirty-two thousand, seventy-seven reais and fifty centavos (BRL 29,036,732,077.50), to be adjusted and paid as provided for in the Protocol and Justification (“Cash Installment”), and (ii) two hundred and fifty five million (255,000,000) new Common Shares issued by Suzano, to be adjusted as provided for in the Protocol and Justification (“New Shares of Suzano”), all as described below (the “Transaction”);

The Transaction will be implemented in accordance with the terms and conditions, and by performing the steps set forth in the “Merger of Shares of Fibria by the Holding Protocol and Justification Instrument, followed by the Merger of the Holding by Suzano”, whose draft is included in Exhibit C of this Agreement (the “Protocol and Justification”), which is an integral part of this Agreement. These steps are summarized below (the “Corporate Reorganization”): (i) the contribution by Suzano, directly or through any of its Affiliates (as defined below), of the Cash Installment into a non-operating subsidiary (and which has never performed any operational activity) of Suzano (“Holding”), by means of an increase in the Holding’s capital stock, upon subscription of the Holding’s new shares issued by Suzano or any of its Affiliates, as the case may be, and in the event of subscription of such shares by Suzano’s Affiliate, they will be fully and necessarily transferred to Suzano in advance or in the Transaction Completion Date, as may be determined by Suzano; (ii) merger of all Fibria’s shares issued by the Holding, resulting in the issuance of the common and redeemable preferred shares by the Holding to be attributed to Fibria’s shareholders; (iii) all the preferred shares issued by the Holding will be redeemed and canceled, with the Cash Installment payment to Fibria’s shareholders; and (iv) the Holding will be merged by Suzano, with the consequent extinction of the Holding and the delivery to Fibria’s shareholders, in exchange for its Common Shares issued by the Holding, New Shares of Suzano, and consequent migration of Fibria’s shareholders to Suzano’s shareholders, provided that the Parties shall coordinate the steps described in the above items to occur on the same date, and such steps shall be considered, in any case, as interdependent and interlinked.

The Parties therefore agreed to execute this Voting Agreement and Other Obligations (“Agreement”), in accordance with the applicable legal and regulatory provisions, which shall be governed by the following clauses and conditions:

Clause I — AGREEMENT FULFILLMENT

1.1.            The Parties irrevocably undertake, directly and indirectly, to comply with this Agreement and to perform the voting rights to which the Affected Shares are entitled (as defined in Clause 2.1 below) under the terms set forth herein, as well as to observe the restrictions on the circulation of the Affected Shares provided herein, and also the mutual obligations assumed as signatories of this Agreement.

1.2.            Immediately after its signature, a copy of this Agreement will be filed at Suzano’s head office and another copy will be filed at Fibria’s head office to give notice to their managers. The Parties undertake to send within five (5) business days from that date, a notification to the relevant financial institutions that provide bookkeeping service for the shares issued by the Companies requesting the registration of the obligation to non-negotiation of the Affected Shares pursuant to Clause VI below.

1.3.            This Agreement and the provisions set forth herein binds and enforce, whichever is applicable, the Controlling Shareholders of Fibria and the Controlling Shareholders of Suzano, as well as Suzano, the Holding and Fibria, the latter two based on their respective accession to this Agreement. This Agreement and the provisions set forth herein shall, in accordance with the votes of the Controlling Shareholders of Fibria for Fibria and the Controlling Shareholders of Suzano and for Suzano and for the Holding, also be observed by the managers appointed by said shareholders in Fibria, Suzano and Holding.

1.3.1.                  The Parties further agree that any and all inherent rights to the Affected Shares or arising out of their ownership may only be performed in accordance with this Agreement, under penalty of nullity, without prejudice to other legal effects and specific penalties provided for in this Agreement.

1.3.2.                  Whenever there is a voting agreement in any Clause of this Agreement, the Companies are hereby authorized and obliged to compute the votes of the Parties as herein agreed, disregarding the opposing votes for being null and void.

1.3.3.                  For the purposes of this Agreement, “Control” (including the terms “Control”, “Controlled” and “Controlled by”) means the power of a person or group of persons, directly or indirectly, through the ownership of bonds and securities with voting rights or by agreement, to hold rights that permanently assure them preponderance in the corporate resolutions and the power to elect the majority of their managers. There is a relative assumption of ownership of the Control in relation to a person who, directly or indirectly, holds shares that have assured it an absolute majority of the votes of those attending in the last three (3) general meetings of a company, even if it does not own shares that ensure an absolute majority of the voting capital.

Clause II — BOUNDED SHARES

2.1.            This Agreement binds (i) all the shares issued by Fibria held by the Controlling Shareholders of Fibria (and/or their authorized successors and assignees) on this date, as indicated in Exhibit A to this Agreement (except for shares issued by Fibria held by BNDESPAR that are not bind to the Shareholders Agreement of Fibria), and those that may become so in the future, during the term of this Agreement, including, without limitation, by means of subscription, acquisition, exchange, association, splits, bonus distribution, distribution of dividends paid in shares or in natura, capitalization of profits or other reserves, conversion of shares and arising out mergers, consolidations or spin-offs or any other corporate reorganization transactions (including those that replace them within the scope of the Corporate Reorganization, pursuant to the Protocol and Justification), conversion or exchange of any bonds or securities, debentures and subscription bonus, including any rights to subscribe for shares or convertible rights or exchangeable into shares issued by Fibria, as well as all the rights and prerogatives attached thereto, which may be granted, at any time, to the Controlling Shareholders of Fibria (and/or their authorized successors and assignees) (“Affected Shares of Fibria”); and (ii) all the shares issued by Suzano held by the Controlling Shareholders of Suzano (and/or their authorized successors and assignees) on this date, as indicated in Exhibit B to this Agreement, and those that may become so in the future, including, without limitation, by means of subscription, acquisition, exchange, association, splits, bonus distribution, distribution of dividends paid in shares or in natura, capitalization of profits or other reserves, conversion of shares and arising out mergers, consolidations or spin-offs or any other corporate reorganization transactions (including those that replace them within the scope of the Corporate Reorganization, pursuant to the Protocol and Justification), conversion or exchange of any bonds or securities, debentures and subscription bonus, including any rights to subscribe for shares or convertible rights or exchangeable into shares issued by Suzano, as well as all the rights and prerogatives attached thereto, which may be granted, at any time, to the Controlling Shareholders of Suzano (and/or their authorized successors and assignees) (“Affected Shares of Suzano” and, jointly with the Affected Shares of Fibria, “Affected Shares”).

Clause III — VOTING AGREEMENTS

3.1.            Voting Obligation of the Controlling Shareholders of Fibria. Subject to the terms and conditions of this Agreement and the Protocol and Justification, including the Conditions Precedent set forth in Clause 3.3 below, and observed the provisions of the Brazilian Corporation Law, applicable regulations, Fibria’s Bylaws and Shareholders Agreement of Fibria, the Controlling Shareholders of Fibria, irrevocably undertake to perform all necessary acts, and cooperate with the practice of all acts necessary by the other Parties and by Fibria to approve and complete the Transaction, including, without limitation,(i) to instruct the members of the Board of Directors of Fibria appointed by them to take all necessary measures, including voting to approve and execute the Protocol and Justification, and to call, attend and vote in favor of any other resolution of the Board of Directors provided for in the Protocol and Justification, or otherwise necessary for the completion of Transaction, (ii) to call, attend and vote in favor of the approval of the corporate resolutions of the Shareholders General Meetings of Fibria provided for in the Protocol and Justification, as well as of the Prior Meetings of Fibria provided for in the Shareholders Agreement of Fibria that may be necessary to approve the Protocol and Justification and the Transaction.

3.2.            Voting Obligation of the Controlling Shareholders of Suzano. Subject to the terms and conditions of this Agreement and the Protocol and Justification, including the Conditions Precedent set forth in Clause 3.3 below, and observed the provisions of the Brazilian Corporation Law, applicable regulations, Suzano’s Bylaws and Shareholders Agreement of Suzano, the Controlling Shareholders of Suzano, irrevocably undertake to perform all necessary acts, and cooperate with the practice of all acts necessary by the other Parties and by Suzano to approve and complete the Transaction, including, without limitation, (i) to instruct the members of the Board of Directors of Suzano appointed by them to take all necessary measures, including voting to approve and execute the Protocol and Justification, and to call, attend and vote in favor of any other resolution of the Board of Directors provided for in the Protocol and Justification, or otherwise necessary for the completion of Transaction, (ii) to convene, attend and vote in favor of the approval of the corporate resolutions of the Shareholders General Meetings of Suzano provided for in the Protocol and Justification, as well as of the Prior Meetings of Suzano provided for in the Shareholders Agreement of Suzano that may be necessary to approve the Protocol and Justification and the Transaction (directly or through its Representatives, as defined in the Voting Agreement of Suzano).

3.3.            Conditions Precedent. The obligation of the Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria to perform the acts necessary to be (i) approved by the Board of Directors of Suzano and Fibria, and the Protocol and Justification executed by them, and (ii) held the General Meetings provided for in item 5.1 of the Protocol and Justification and approve the Protocol and Justification and the Transaction by such meetings, shall be subject to the verification of certain Conditions Precedent, as indicated below (the “Conditions Precedent”).

3.3.1.                  General Conditions Precedent. Without prejudice to other provisions of this Agreement, the obligation of each of the Parties, as applicable, to perform any act aimed at (i) instructing the members of the Board of Directors of Fibria and the Board of Directors of Suzano appointed by the Controlling Shareholders of Fibria and the Controlling Shareholders of Suzano, respectively, to take all measures for the approval and execution of the Protocol and Justification by the Company’s managers, as well as (ii) the holding of the General Meetings included in item 5.1 of the Protocol and Justification for the approval of Protocol and Justification and the Transaction, shall be subject to the fulfillment of the suspensive condition provided for in items A, B and C below (“General Conditions Precedent”), where:

A — Parties’ Common Conditions. The obligation of the Parties to perform their respective acts in order to (i) instruct the members of the Board of Directors of Fibria and of the Board of Directors of Suzano appointed by the Controlling Shareholders of Fibria and by the Controlling Shareholders of Suzano, respectively, to take all measures for the approval and execution of the Protocol and Justification by the managers of the Companies, as well as (ii) the holding of the General Meetings listed in item 5.1 of the Protocol and Justification for the approval of the Protocol and Justification and the Transaction shall be subject to the absence of law or order issued or enacted by a competent governmental authority (including the Accounting Court of the Union) or judicial authority or arbitral tribunal that prevents the practice of any of these acts.

B — Conditions of the Controlling Shareholders of Suzano. The obligation of the Controlling Shareholders of Suzano to perform their acts in order to (i) instruct the members of the Board of Directors of Suzano appointed by the Controlling Shareholders of Suzano to take all measures for the approval and execution of the Protocol and Justification by the managers of the Companies, as well as (ii) to hold of the General Meetings listed in item 5.1 of the Protocol and Justification for the approval of the Protocol and Justification and the Transaction shall be subject to the compliance with each of the General Conditions Precedent below or its waiver exclusively by the Controlling Shareholders of Suzano:

(i)	non-occurrence of an Material Adverse Effect, and for the purposes of this Agreement: (1) the “Material Adverse Effect” means in relation to Fibria: (i) request for self-bankruptcy, judicial or extrajudicial reorganization, liquidation or dissolution; (ii) the statement of bankruptcy; (iii) the interdiction, prohibition, impediment or complete stoppage to operate the plant located at Três Lagoas or the plant located at Aracruz for a period exceeding sixty (60) uninterrupted days; (iv) the provisioning of one or more of Fibria’s actual or contingent Losses and/or the actual disbursement by Fibria of one or more Losses, in any case, of more than twenty percent (20%) of the market capitalization of Fibria on this date and that, cumulatively: (a) do not proceed from the normal course of business and (b) are not recorded in the latest annual or quarterly financial statements, or that have been disclosed in the latest Reference Form, to the date made available to the market by Fibria; and (2) ”Loss” means all liabilities, responsibilities, contingencies, losses, direct damages, losses, damages, financial responsibilities or convertible into money (including adjustment for inflation, reasonable attorneys’ fees and court costs), claims, actions, proceedings, investigations, final sentences (including judicial, administrative and arbitration), fines, interests, penalties, costs, expenses and imposition of liens (including the pledge of goods, assets, rights or credits, and/or partial or total, temporary or permanent limitation, to the free use or disposal of any amounts deposited in bank accounts), deducted from any values reimbursed or to be reimbursed as a result of insurance;

(ii)	the representations and warranties of the Controlling Shareholders of Fibria contained in this Agreement and the representations and warranties of Fibria contained in the Protocol and Justification must be true, correct, accurate and complete on this date and at the date of the practice of the act;
(iii)	compliance by the Controlling Shareholders of Fibria with their obligations under this Agreement; and
(iv)	compliance by Fibria with its material obligations under this Agreement and/or the Protocol and Justification.

C — Conditions of the Controlling Shareholders of Fibria. The obligation of the Controlling Shareholders of Fibria to perform their acts in order to (i) instruct the members of the Board of Directors of Fibria appointed by the Controlling Shareholders of Fibria to take all the necessary measures for the approval and execution of the Protocol and Justification by the managers of the Companies, as well as (ii) the holding of the General Meetings listed in item 5.1 of the Protocol and Justification for the approval of the Protocol and Justification and Transaction will be subject to compliance with each of the General Conditions Precedent below or its resignation exclusively by the Controlling Shareholders of Fibria:

(i)	the representations and warranties of the Controlling Shareholders of Suzano contained in this Agreement and the representations and warranties of Suzano contained in the Protocol and Justification must be true, correct, accurate and complete on this date and at the date of the practice of the act;
(ii)	compliance by the Controlling Shareholders of Suzano with their obligations under this Agreement; and
(iii)	compliance by Suzano with its material obligations under this Agreement and/or the Protocol and Justification.

3.3.1.1                          Approval and Execution of the Protocol and Justification by the Managers of the Companies. Once the General Conditions Precedent have been verified, as soon as possible, but in any case, within sixty (60) days as of this date, the Controlling Shareholders of Suzano must notify, in writing, the Controlling Shareholders of Fibria informing the conclusion of the preparation for the materials necessary for the completion of the Protocol and Justification, so that, within ten (10) days from the receipt of said notification, it is approved by the Board of Directors of Suzano and by the Board of Directors of Fibria and concluded by the managers of such Companies the Protocol and Justification, pursuant to the terms provided herein.

3.3.1.2                          Approval of the Transaction by the Shareholders General Meetings of the Companies. Once the Protocol and Justification have been concluded by the Companies, the Parties must take all necessary steps to convene, carry out and approve the Protocol and Justification and the Transaction by the Shareholders General Meeting of Suzano and by the General Shareholders General Meeting of Fibria, the obligation to perform such acts shall be subject, in addition to the verification of the General Conditions Precedent, to the filing of the statement of effectiveness filed by the Securities and Exchange Commission of the United States of America (“SEC”) ninety (90) days from the date hereof, by Suzano with the SEC for the purposes of convening, carrying out and resolving the Transaction by the Shareholders General Meeting of Fibria, provided that the present condition may be waived by Suzano at its sole discretion, if any exemption from the registration obligation is applicable, in the understanding of Suzano. The Controlling Shareholders Suzano will cause that Suzano notices the Controlling Shareholders of Fibria and Fibria about obtaining the statement of effectiveness of the registration statement filed by Suzano with the SEC, as indicated above, if applicable. Once the other General Conditions Precedent are verified, the Companies shall convene, within the period according to the notice mentioned, sent by Suzano, that it may not be less than twenty (20) business days in the United States of America counted from the notice date at hand (which exclusively concerns the Shareholders General Meeting of Fibria), nor more than forty-five (45) days counted from the notice date at hand, the Shareholders General Meeting of Suzano and the Shareholders General Meeting of Fibria, to be held at the date set out in the notice mentioned.

3.3.2.                  Conditions Precedent for the Consummation of the Transaction. Once the Protocol and Justification and the Transaction have been approved by the Shareholders General Meeting of Suzano and by the Shareholders General Meeting of Fibria, the consummation of the Transaction will be subject to the practice of other acts to perform the Transaction provided for in the Protocol and Justification and the verification of the Conditions Precedent provided for in the Protocol and Justification under the terms and conditions set forth therein.

3.3.2.1                          Consummation of the Transaction. The consummation of the Transaction shall be carried out after the Conditions Precedent for the Consummation of the Transaction provided for in the Protocol and Justification, under the terms and conditions provided for therein.

3.3.3.                  Conditions Precedent Compliance by the Parties. The Parties undertake to adopt any and all measures necessary and/or appropriate for the Conditions Precedent to be verified in the shortest time possible, without prejudice to the right of either Party to require compliance with the Conditions Precedent which is the responsibility of another Party.

Clause IV — COOPERATION AND CONDUCTION OF BUSINESS

4.1.            Cooperation. The Parties irrevocably and irreversibly undertake to cooperate in the practice of all acts necessary by other Parties and Companies for (i) the confirmation of the Conditions Precedent, (ii) the preparation of any documents related to the Transaction, including, without limitation, the financial statements (including pro forma financial information), reports, assessments and other information and documents (including the SEC registration statement mentioned in Clause 3.3.1.2 above) required by applicable law, the By-laws of the Companies, the Shareholders Agreement of Fibria and the Voting Agreement of Suzano, and (iii) the approval of Transaction, including the Protocol and Justification, in the shortest time possible.

4.1.1.                  Without prejudice to the established above, if it is the interest of Suzano, the Controlling Shareholders of Fibria undertake to instruct the managers appointed by them to perform the following acts, observed the applicable rules of competition: (i) to assist Suzano in the preparation of requests, notices or calls of a general meeting (as applicable) to financial creditors and other contract counterparties, whose principal value exceeds one hundred million reais (BRL 100,000,000.00), entered into by Fibria, its Subsidiaries or any other companies whose indebtedness is fully or partially guaranteed by Fibria or its Subsidiaries (“Relevant Counterparties”), whose acceptance or consent is necessary for the implementation of the Corporate Reorganization; (ii) to provide Suzano with the information it possesses that is reasonably necessary to obtain the acceptance or consent of any Relevant Counterparties for the implementation of the Corporate Reorganization and the consummation of Transaction, being it clarified that failure to obtain the necessary acceptance or consent for the implementation of the Corporate Reorganization and the consummation of the Transaction provided for in items “i” and “ii” above do not entitle either Party to terminate this Agreement and not to consummate the Transaction, provided that the Parties have fulfilled their respective obligations hereunder; and (iii) to allow Suzano’s participation and participation with members of its senior management in any negotiations with the Relevant Counterparties to obtain such acceptances or consents, including without limitation the participation in general meetings of holders of debt instruments issued in local or international market in which Fibria or its subsidiaries are the issuer or guarantor of such instruments.

4.1.2.                  Notwithstanding the foregoing, Controlling Shareholders of Fibria undertake to instruct the members of the Board of Directors of Fibria appointed by them to perform all acts reasonably necessary for Fibria, to the extent permitted by applicable competition law, (i) to cooperate with Suzano for the preparation of registration statements to be filed by Suzano with the SEC in regards to the Transaction or Transaction funding and to obtain the statement of effectiveness of these registration statements by SEC, (ii) to provide Suzano with any document or information that is reasonably necessary for the preparation and obtaining the statement of effectiveness of the registration statements (including the financial information necessary for the preparation of a pro forma financial statements required by SEC) and for the analysis of the availability of exemptions and other legal aspects related to compliance with applicable law and regulations; (iii) to take the necessary measures so that the external auditors of Fibria provide Suzano with any coTransaction reasonably necessary to prepare and obtain a statement of effectiveness of such registration statements, including any consents necessary for the inclusion or organization by reference of audit opinions in said registration statements, and (i) cooperate with Suzano to obtain loans or issuance of debt instrument by Suzano for Transaction financing, including through the issuance of Suzano debt instruments; provided that Fibria is not required to provide, or cause its subsidiaries to provide, cooperation under this Clause 4.1.2 that: (A) interferes in an unjustified and relevant manner with the progress of the business of Fibria or any subsidiary; (B) implies breach of any representations or warranties granted in this Agreement; or (C) implies failure to satisfy any of the foregoing conditions set forth in Clause 3.3 of this Agreement, or implies breach of this Agreement or any relevant agreement to which Fibria or any of its subsidiaries is a party. For the avoidance of doubt, Fibria shall not be required to provide, and Suzano shall be sole responsible for the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments to be organized into any pro forma financial information. Notwithstanding the foregoing, neither Fibria nor any of its subsidiaries, shall be required to undertake any responsibility regarding the debt financing and, except as expressly provided above, neither Fibria nor any of its subsidiaries will be required to take any corporate action prior to the close of Transaction to enable any debt financing to be realized. In no event Fibria will be in breach of this Agreement due to failure to deliver any financial information, or otherwise, that is not available to Fibria on such date or at the date requested by Suzano, or failure to obtain any comfort, or review by its external auditors in regards to any financial or other information, provided that Fibria has made reasonable efforts to obtain and deliver said information or obtain such comfort or review by its external auditors.

4.1.3.                  The Controlling Shareholders of Fibria, Fibria or any of its Affiliates will be obliged to pay any Agreement or similar fees or to incur any liability or expense related to assistance to Suzano in obtaining any debt financing or due to any information related to it, provided by Fibria, by any of its Affiliates, except as expressly provided in this Agreement.

4.1.4.                  The Parties and the Companies shall provide each other with the information necessary to prepare the Transaction documents which shall be submitted to the competition authorities and other competent governmental authorities for approval of the Transaction in accordance with Clauses 9.5 and 9.6 below, provided, however, that competitively sensitive information shall only be shared in accordance with the Antitrust Protocol to be entered into between the Companies, according to the draft in Exhibit D.

4.2.            Conduct of Business. Until the date of consummation of the Transaction and unless otherwise provided in this Agreement or in the Protocol and Justification or if necessary to the consummation of the Transaction, the Controlling Shareholders of Fibria and Controlling Shareholders of Suzano assume the firm, irrevocable Agreement of (i) performing all necessary acts applicable to them so as not to materially affect the business and/or transactions of Fibria and Suzano, respectively; and (ii) to vote in the Shareholders General Meetings of the Companies and to instruct the managers of Fibria and the managers of Suzano who have been appointed by them, as the case may be, in order to carry out all the acts necessary for Fibria and Suzano maintain the normal course of their business and refrain from engaging in acts that, in any way, may materially affect their business or transactions. It is cleared out that they are exempt from the obligations of the Controlling Shareholders of Suzano provided for in this Clause 4.2 the activities and business related to the deployment of the Transaction.

4.2.1.                  Notwithstanding the provisions in Clause 4.2 above, the Controlling Shareholders of Fibria and the Controlling Shareholders of Suzano undertake not to perform the following acts until the Transaction Completion Date:

(i)	Do not amend the respective By-Laws (except if and only to the extent required by the applicable law); and
(ii)	Do not approve any corporate reorganizations involving Fibria or Suzano (including merger (including shares), spin-off, consolidation and similar transactions), except for corporate reorganizations exclusively between Subsidiaries and/or between these and Companies and whose economic result is higher, in aggregate value, to fifteen million reais (BRL 15,000,000.00).

Clause V — REPRESENTATIONS AND WARRANTIES

5.1.            The Controlling Shareholders of Suzano, by themselves and by Suzano, represent and warrant to the Controlling Shareholders of Fibria that:

(i)	Suzano is a publicly-held company, duly organized and validly existing under the laws of the Federative Republic of Brazil;
(ii)	Controlling Shareholders of Suzano (a) are the bearers and rightful owners of Suzano Affected Shares, which are fully paid-up and free of any liens, except as set forth in this Agreement, in Exhibit B to this Agreement, in the Voting Agreement of Suzano, the Suzano Transfer Agreement and the Voting and Other Covenants Agreement entered into between the Controlling Shareholders of Suzano and BNDESPAR (“Voting Agreement with BNDESPAR”), and (b) have full ability to execute this Agreement, to carry out all the transactions hereunder and comply with all the obligations assumed herein, having taken all necessary measures to authorize its execution and the performance of the obligations herein, except as expressly provided in this Agreement;
(iii)	to the best of its knowledge, there is no impediment on this date for the execution of this Agreement and the Protocol and Justification or for the consummation of the Transaction and the fulfillment of the obligations set forth in this Agreement and in the Protocol and Justification;
(iv)	on the date hereof, Suzano’s capital stock is represented exclusively by one billion, one hundred and five million, eight hundred and twenty-six thousand, one hundred and forty-five (1,105,826,145) common shares, registered and with no par value, fully subscribed and paid-in, with no contract or security of its issuance giving the right of subscription, except for the obligations arising from the share plan disclosed at Suzano’s Reference Statement; and
(v)	Suzano and the Controlling Shareholders of Suzano are solvent and have a stable financial situation and are financially capable of bearing all the financial obligations set forth in this Agreement and the Protocol and Justification, and Suzano has the financial ability to pay the Cash Installment and, if applicable, the fine provided for in Clause 8.2 below.

5.2.            Whether or not the Transaction is consummated and observing the provisions of Clause 8, as applicable, the Controlling Shareholders of Suzano, individually and not joint and several among themselves, agree to indemnify and hold harmless Fibria’s Controlling Shareholders and Fibria, including their respective Affiliates, for any and all losses actually incurred (excluding indirect losses and/or loss of profits) as a result of (i) breach or misrepresentation of the representation and warranties provided by the Controlling Shareholders of Suzano under items (i) to (v) of Clause 5.1 above; and/or (ii) breach or non-fulfillment of the obligations assumed by the Controlling Shareholders of Suzano, pursuant to this Agreement.

5.3.            The Controlling Shareholders of Fibria, represent and warrant to the Controlling Shareholders of Suzano that:

(i)	Fibria is a publicly-held company, duly organized and validly existing under the laws of the Federative Republic of Brazil;
(ii)	Controlling Shareholders of Fibria (a) are the legal and rightful owners of Fibria Affected Shares, which are fully paid-up and free of any liens, except as set forth in this Agreement and in the Shareholders Agreement of Fibria and (b) have full ability to execute this Agreement, to carry out all the transactions hereunder and comply with all the obligations assumed herein, having taken all necessary measures to authorize its execution and the performance of the obligations herein, except as expressly provided in this Agreement;
(iii)	to the best of its knowledge, there is no impediment on this date for the execution of this Agreement and the Protocol and Justification or for the consummation of the Transaction and the fulfillment of the obligations set forth in this Agreement and in the Protocol and Justification;
(iv)	on the date hereof, Fibria’s capital stock is represented exclusively by five hundred and fifty-three million, nine hundred and thirty- four thousand, six hundred and forty-six (553,934,646) common shares, registered and with no par value, fully subscribed and paid- in, with no contract or security of its issue giving the right to subscription, except for the obligations arising from the share plan disclosed in the Fibria’s Reference Statement.

5.4.            Whether or not the Transaction is completed, the Controlling Shareholders of Fibria, individually and not joint and several among themselves, agree to indemnify and hold harmless the Controlling Shareholders of Suzano and Suzano, including their respective Affiliates, for any and all losses actually incurred (excluding indirect losses and/or loss of profits) as a result of (i) breach or misrepresentation of the representation and warranties provided by the Controlling Shareholders of Fibria under items (i) to (v) of Clause 5.3 above; and/or (ii) breach or non-fulfillment of the obligations assumed by the Controlling Shareholders of Suzano, pursuant to this Agreement.

Clause VI — TRANSFER AND ENCUMBRANCE PROHIBITION OF THE AFFECTED SHARES

6.1.            During the term of this Agreement, the Parties undertake, irrevocably, not to contract or to make the disposal, dispose or transfer, directly or indirectly, by any means or form, of their Affected Shares, or any rights relating thereto to such Affected Shares (“Transfer”), as well as not to constitute liens or encumbrances of any kind, judicial or extrajudicial, on Affected Shares, including, but not limited to pledge, collateral, usufruct, chattel mortgage, trust, contracting of a promise of sale or grant option, preemptive right institution, rent, as well as the execution of other shareholders agreements (the “Lock-up”).

6.1.1.                  The Lock-up does not apply to Affected Shares Transfers to Affiliates of the Parties, and the respective assignee Affiliates, as a condition of the Transfer at hand, must access to this Agreement, assuming all the obligations and rights of the assigning Party provided for in this Agreement, and the assigning Party shall remain jointly and severally liable with assignee Affiliate for its obligations.

6.1.2.                  For the purposes of this Agreement, “Affiliate” means, in relation to a person, (i) any other person who, directly or indirectly, Controls said person, is Controlled by said person or is under common Control with said person; (ii) their spouse, their ascendants, descendants, secondary relatives to the second degree, heirs, their surviving spouses and their successors in any capacity, and the legal entities Controlled by it. Additionally, in the Suzano Holding case, Affiliate means the Controlling Shareholders of Suzano and other shareholders, on this date, of Suzano Holding, and its respective heirs and successors.

Clause VII — EXCLUSIVITY

7.1.            During the term of this Agreement, the Controlling Shareholders of Fibria undertake not to contact, negotiate, prospect, contract or otherwise maintain understandings or to associate with any third party for the purpose of effecting any equal or similar of the proposed business, or that may affect or frustrate the Transaction, as well as agree to promptly notify the Controlling Shareholders of Suzano of any contacts, negotiations or prospects of third parties with respect to Transaction, provided that failure to comply with this obligation will subject the Controlling Shareholders of Fibria to the payment of damages, without prejudice to the specific performance that may be appropriate.

Clause VIII — EFFECTIVENESS AND TERM

8.1.            This Agreement is effective for all intents and purposes on this date and will remain in effect until (i) the consummation of the Transaction, or (ii) the expiration of the term of eighteen (18) months as of this date, without the consummation of the Transaction, whichever comes first. It is agreed that the obligation provided in Clause 8.2 below, if due, will remain valid and effective until its payment.

8.2.            Should this Agreement be terminated due to non-consummation of the Transaction until the expiration term of eighteen (18) months as of this date (subject to the Cure Period and the additional term, if applicable, of one hundred and twenty (120) days provided for in Clause 8.2.1), Suzano shall irrevocably, and except as otherwise provided in Clause 8.2.1 below, pay to Fibria a fine of seven hundred and fifty million reais (BRL 750,000,000.00) within fifteen (15) days counted (a) as of said Agreement’s termination date or (b) from the receipt date of the Transaction termination notice in the event of early termination of this Agreement. The established fine represents an extrajudicial enforcement instrument and may be demanded by Fibria through an enforcement proceeding, without the need of prior arbitration, except that Suzano’s defense or discussion of the merits of the obligation to pay the fine is subject to arbitration of said Clause XI (Conflict Resolution) of this Agreement, in which case the enforceability will be suspended upon presentation of sufficient guarantee. The Parties and Suzano elect the court of the City of São Paulo, State of São Paulo, as the only jurisdiction for the enforceability of said fine, to the exclusion of all others, however privileged they are.

8.2.1.                  The fine provided for in Clause 8.2 above shall not apply if termination of this Agreement occurs as a result of: a decision provided by any capable Brazilian federal governmental authority (except CADE, ANEEL or ANTAQ), or a capable Brazilian federal judicial authority, which prevents the consummation of Transaction until the expiration of the eighteen (18) date, plus a term of one hundred and twenty (120) days, or (b) material breach of the assumed obligations, or of representation and warranties provided by the Controlling Shareholders of Fibria and/or by Fibria in this Agreement and in the Protocol and Justification, as the case may be, after the respective Cure Period, when applicable, upon notification to the Controlling Shareholders of Suzano accordingly, or (c) verifying a Material Adverse Effect.

8.2.2.                  Upon termination of this Agreement and payment of the fine provided for in this Clause 8, in the applicable cases, no indemnity, penalty or additional payment shall be due by Suzano, or by the Controlling Shareholders of Suzano, Fibria’s Controlling Shareholders or Fibria, unless (a) breach or misrepresentation of the representations and warranties provided by the Controlling Shareholders of Suzano under items (i) to (v) of Clause 5.1 above or (b) noncompliance with the assumed obligations by the Controlling Shareholders of Suzano in this Agreement, in which case Controlling Shareholders of Fibria will be entitled to additional compensation if it is effectively proven losses in value higher than the amount of the fine provided above.

Clause IX — GOVERNMENTAL AUTHORITIES

9.1.            Suzano shall submit the Transaction to ANEEL and ANTAQ (Identified Government Authorities) and to CADE within forty-five (45) days as of this date, and to other Governmental Antitrust Authorities within sixty (60) days as of this date, submissions that will be conducted, actively and diligently, by legal advisors appointed by Suzano.

9.2.            With regards to the submission to CADE, the period set forth in Clause 9.1 above will be considered when submitting a draft notification to CADE (with the answers to the items of Exhibit I of CADE Resolution No. 2/2012) for CADE General Superintendence preliminary evaluation. With respect to other Governmental Antitrust Authorities, the deadline set forth in Clause 9.1 above will be considered when submitting a draft of the respective notification for the beginning of the pre-notification period (and in the case of the People’s Republic of China, with the introduction of the initial notification for the beginning of the pre-acceptance period), if applicable, or of the formal protocol, in case there is no provision for a draft in the applicable rules. Suzano shall use its best efforts to make the formal Transaction notices protocol to the Governmental Antitrust Authorities as soon as reasonably possible after the submission of the initial drafts.

9.2.1.                  The Parties establish that Suzano shall be the sole responsible for taking all necessary actions, always diligently and at its expense, to obtain the approvals of the Governmental Antitrust Authorities or Identified Government Authorities as soon as possible. Suzano shall maintain Fibria and the Controlling Shareholders of Fibria informed of each submission process made, including any and all communications sent to or received from such Governmental Authorities, including those that may require impositions, restrictions or limitations on how much intended with Transaction. Suzano shall promptly respond to any and all requests from said Governmental Authorities, and in no case may it comply with them after the period set forth by applicable law. Failure to approve Transaction as a result of non-compliance with the requests of information of said Governmental Authorities or its attendance in an imperfect or incomplete manner, will result in the payment by Suzano of the fine provided for in Clause 8.2.

9.3.            The Controlling Shareholders of Fibria undertake to instruct Fibria’s management to collaborate with Suzano to provide information that it has which is reasonably necessary for such submission, as requested by Suzano. Among the necessary information, confidential information and/or competitively sensitive information will be clearly indicated by Fibria as such to be exclusively exchanged between external lawyers, subject to the restrictions of the Antitrust Protocol to be executed between the Companies.

9.4.            All costs and expenses related to the procedure for the approval of the Transaction by the Governmental Antitrust Authorities and Identified Governmental Authorities will be assumed by Suzano, except for expenses with lawyers contracted by Fibria or by its Controlling Shareholders, which will be supported by Fibria itself or by its Controlling Shareholders (as the case may be).

9.5.            At its discretion, Fibria may be represented by external lawyers in the records of the Transaction notification to CADE or within the Transaction notification process to the Governmental Antitrust Authorities and Identified Governmental Authorities, and Fibria representatives will always be necessarily invited to attend all and any interactions of Suzano regarding the achievement process to the approval for the Transaction from the Governmental Antitrust Authorities and Identified Governmental Authorities. Fibria and its lawyers must be informed about the meetings with the Governmental Antitrust Authorities and Identified Governmental Authorities as soon as Suzano and its lawyers take note of the scheduled meetings, in order to enable said participation. However, in leading the interactions with the Governmental Antitrust Authorities and the Identified Governmental Authorities, Suzano will not need Fibria’s approval to present any manifestations, documents or information to said Governmental Antitrust Authorities and the Identified Governmental Authorities. Suzano undertakes, however, to share in advance with Fibria the documents to be submitted to said Governmental Authorities for its knowledge and to confirm the accuracy of the provided information. In this case, Fibria will use its best efforts, provided it is received in a reasonable time, to verify the information and to confirm and/or correct any information prepared by Suzano, as well as to present any comments that it deems relevant to the best defense in the interests of the Companies before the Governmental Antitrust Authorities and Identified Governmental Authorities.

9.6.            In case one or more than one of the Governmental Antitrust Authorities deems necessary to impose restrictions, including but not limited to structural remedies (i.e. sale of assets), as a condition to grant the Transaction approvals required in item 3.1(a) of the Protocol and Justification, thus, up to the restriction limit pointed out in item (i) below and Suzano will be obliged to interact with such Governmental Antitrust Authorities in good faith and with dedication aiming to identify the minimum level of the requested restrictions up to the limit provided for in item (i) below, proposing sufficient (including behavioral) restrictions to consensually eliminate the concerns identified in Transaction approval processes. The implications of the restrictions required by the Governmental Antitrust Authorities or negotiated by Suzano with the Governmental Antitrust Authorities will depend on the aggregate size of the assets to be divested and must follow the parameters below:

(i)	if the sale of assets with a capacity of up to 1.1 million (one million and one hundred thousand) tons (inclusive) of Fibria’s total installed cellulose production capacity is necessary, Suzano will be obliged to comply with the imposed restriction or to make the offer of assets with such capacity to the achievement of the approvals, and also the obligation to complete the Transaction, provided that the other conditions precedent provided in Clause 3.3 above are verified;
(ii)	if the sale of assets with a capacity higher to 1.1 million (one million and one hundred thousand) tons of Fibria’s total installed cellulose production capacity is necessary, Suzano will not be obliged to make a sale offer at those levels and not to perform the Transaction, however, in case (a) Suzano decides not to make an offer of restrictions, (b) to make an offer of restrictions that is not accepted by the Governmental Antitrust Authorities, or (c) fail to comply with unilaterally imposed measures by the Governmental Antitrust Authorities, preventing the accomplishment of the Transaction, Suzano will be obliged to pay to Fibria the entire fine established in Clause 8.2.

9.7.            The Parties clarify that the imposition of any remedies or restrictions on the Transaction by any of the Governmental Antitrust Authorities shall not affect or imply any amendment in any way to the amount of the Cash Installment and/or the number of Suzano New Shares.

9.8.            Governmental Competition Authority means: the Administrative Council for Economic Defense - CADE in Brazil, the Federal Trade Commission - FTC and/or the Department of Justice - DOJ, as applicable, in the United States of America, the European Commission in the European Union and the Ministry of Commerce - MOFCOM in the People’s Republic of China.

9.8.1.                  If the laws of other jurisdictions not provided for in Clause 9.8 above and in which Suzano and/or Fibria destine their products require or shall require the submission of Transaction to its approval, Suzano may take the necessary steps to do such submission, at its own risk. If Suzano decides not to submit Transaction to the approval of such jurisdictions, or if the Transaction is implemented prior to the approval of notification submitted to the approval of such jurisdictions, Suzano shall bear any sanctions that may be imposed as a result of non-submission or gun jumping, and which the competent authorities consider to be applicable to Fibria and Fibria’s Controlling Shareholders. For clarification purposes, the submission of the Transaction to the authorities of such jurisdictions other than those provided for in Clause 9.8 shall have no implication in relation to this Agreement. Nevertheless, Fibria will use its best efforts, provided it is received in a reasonable time, to verify the information and to confirm and/or correct any information prepared by Suzano, as well as to present any comments that it deems relevant to the best defense of the interests of the Companies before such other authorities.

Clause X — MISCELLANEOUS

10.1.        This Agreement shall be filed at the Companies’ headquarters, which shall strictly observe it, in all its terms, clauses and conditions.

10.1.1.              In the General Meetings and in the meetings of the management bodies of the Companies, the vote of each Party shall not be admitted or computed without observing the provisions of this Agreement.

10.2.        (i) Fibria’s Controlling Shareholders shall notify Suzano’s Controlling Shareholders and Suzano and the Holding Company (the latter as of the date of its adhesion to this Agreement) and (ii) Suzano’s Controlling Shareholders shall notify Fibria’s Controlling Shareholders and Fibria (the latter as of the date of its adhesion to this Agreement), on any acts, facts or omissions that may or may be involved in breach of this Agreement or of the Protocol and Justification, as the case may be. If it is possible to remedy the default or breach, the Party, the intervening party or the breach adherent parties shall have a period of sixty (60) days to remedy, or cause to be remedied, the default or breach (“Cure Period”), under penalty of the innocent party to demand compliance with the defaulted obligation, without prejudice to its right to terminate this Agreement and/or to claim any losses and damages actually incurred (excluding indirect damages and loss of profits).

10.3.        Any breach of any of the obligations assumed in this Agreement by either Party shall ensure to the other parties the right to request their specific compliance.

10.4.        The Parties, in the best form of law, recognize that, unless expressly provided in this Agreement: (i) the non-exercise, granting of term, tolerance, or delay in exercising any right granted to them by this Agreement or by law shall not constitute novation or waiver of such right, nor jeopardize its possible exercise; (ii) the partial exercise of this right shall not prevent the exercise of the remainder of that right, or the exercise of any other right; (iii) the waiver of any right shall only be valid if it is granted in writing; and (iv) the waiver of a right shall be construed restrictively and shall not be deemed a waiver of any other right conferred by this Agreement.

10.5.        This Agreement is irrevocably and irreversibly executed, subject to the provisions set forth herein, and obliges the Parties and their respective successors and assignees in any capacity and may not be transferred or assigned by any Party, in whole or in part, except by prior written consent of the other Parties. Any change or amendment to this Agreement may only be made or will be binding upon the Parties if it is written and executed by all Parties.

10.6.        If any term or provision established in this Agreement is deemed void, illegal, unenforceable or not applicable, due to legal provisions or final judicial, administrative or arbitration decision, all other conditions and provisions contained herein shall remain in full force and, in this case, the Parties shall negotiate in good faith an amendment to this Agreement with a view to re-establishing the original scope of the Parties as far as possible.

10.7.        This Agreement shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil.

10.8.        Failure to comply with any of the rules set forth in this Agreement will determine the ineffectiveness of the infringement act before the Companies.

10.9.        The Parties declare that, except for the Voting Agreement with BNDESPAR, this Agreement is the only agreement entered into between the Parties under the Transaction and that there is no and no other document governing any terms and conditions relating to the Transaction.

10.10.    The Parties acknowledge that this Agreement does not modify or jeopardize any rights and obligations of the Parties provided for in the Shareholders Agreement of Fibria or in the Suzano Voting Agreement or in the Suzano Transfer Agreement, which remain unchanged, valid and binding upon its signatories, in accordance with the terms and conditions established therein. In the event of a conflict between the provisions of this Agreement and the Shareholders Agreement of Fibria or the Suzano Voting Agreement or the Suzano Transfer Agreement, this Agreement shall prevail.

10.11.    The Suzano execute this Agreement as intervening party to the terms set forth herein and acknowledges and confirms its obligation as debtor and responsible for the full payment of the pecuniary obligation set forth in Clause 8.2 of this Agreement.

10.12.    Holding and Fibria Adhesion. The Controlling Shareholders of Suzano and the Controlling Shareholders of Fibria undertakes to instruct the members of the Board of Directors of Fibria and of the Board of Directors of Suzano appointed by the Controlling Shareholders of Fibria and Controlling Shareholders of Suzano, respectively, to take all measures to cause to the Holding and Fibria, respectively, to join this Agreement, within a term of 15 days from this date, becoming liable for all the obligations described herein that apply to it, upon signing the respective adhesion terms set forth in Exhibit E. The Controlling Shareholders of Fibria hereby submit to Suzano’s Controlling Shareholders a copy of the minutes of the prior meeting held pursuant to and for the purposes of the Shareholders Agreement of Fibria containing the voting instruction of Fibria’s Controlling Shareholders for the adhesion of Fibria under the terms hereof foreseen.

Clause XI — DISPUTE RESOLUTION

11.1.         The signatories and the adherents to this Agreement agree that any dispute arising out of or in connection with this Agreement, including without limitation a dispute concerning its existence, validity, effectiveness, interpretation, enforcement or termination, which cannot be friendly resolved within a non-extendable term of thirty (30) calendar days, shall be settled by arbitration to be administered by the B3 Market Arbitration Chamber (“Câmara de Arbitragem do Mercado B3 S.A. - Brasil, Bolsa e Balcão”) (“Arbitration Chamber”), in accordance with its regulation in force on the commence arbitration date, being this Clause 11.1 as an arbitration clause for the purpose of the provisions of paragraph 1st of article 4th of Law 9,307/96. The administration and the correct performance of the arbitration procedure, likewise, shall be the responsibility of the Arbitration Chamber. The Parties acknowledge that the obligation to seek a friendly settlement does not preclude the immediate request for arbitration if either Party considers that the agreement is not possible.

11.1.1.              The arbitral court shall consist of three (3) arbitrators (“Arbitral Court”), being one of whom appointed by the party (s) intending to commence, another by the other party (s) ) and the third arbitrator, who shall act as chairman of the Arbitral Court, by the arbitrators appointed by the parties. In the event that one of the parties fails to appoint an arbitrator, or in the event that the appointed arbitrators fail to reach a consensus on the third arbitrator, the Chairman of the Arbitration Chamber shall appoint the arbitrator as soon as possible.

11.1.2.              The Parties acknowledge that any order, decision or arbitration award shall be final and binding, constituting a binding enforcement instrument of the Parties and their successors, which are bound to comply with the arbitration award, regardless of judicial enforcement.

11.1.3.              Notwithstanding the foregoing, each Party remains entitled to request judicial measures to (a) obtain any “urgent measures” that may be necessary prior to the commence of the Arbitral Court, and such action shall not be construed as a waiver to the arbitral procedure by the Parties, (b) to enforcement any arbitration award, including the final arbitral award, and (c) to ensure the commence of the Arbitral Court. To this end, the Parties elect the forum of the district of São Paulo, state of São Paulo, with renunciation of any other, however privileged it may be.

11.1.4.              The seat of the arbitration shall be the city of São Paulo, state of São Paulo.

11.1.5.              The arbitration shall be conducted in Portuguese.

11.1.6.              The dispute shall be decided in accordance with Brazilian laws, being forbidden the judgment by equity.

11.1.7.              The arbitration shall be confidential. The Parties undertake to not disclose information and documents of arbitration. The disclosure shall be made if (i) the duty to disclose arrives from the law, (ii) is determined by administrative or judicial authority, or (iii) is necessary to defend the interests of the Party.

And so, by being fair and contracted, the Parties sign this Agreement in five (5) counterparts on the same form and content, in the presence of 2 (two) witnesses below subscribed.

The pages of this instrument are initialed by	, lawyer of BNDESPAR, by permission of the representatives who sign it.
São Paulo, March 15, 2018

[rest of the page intentionally in blank]

[page of signatures of the Voting Agreement and Other Obligations entered into between, on the one hand, Suzano Holding S.A., David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer, and, on the other hand, BNDES Participações S.A. - BNDESPAR and Votorantim S.A., and Suzano Papel e Celulose S.A., acting as intervener, on March 15, 2018]

SUZANO HOLDING S.A.

Maria Cristina Monoli Cescon
Attorney

DAVID FEFFER
DANIEL FEFFER
JORGE FEFFER
RUBEN FEFFER

Maria Cristina Monoli Cescon
Attorney

VOTORANTIM S.A.

Name: João Carvalho de Miranda	Name: João Henrique B. S. Schmidt
Title: Chief executive Officer	Title: Executive Officer

BNDES PARTICIPAÇÕES S.A. - BNDESPAR

Name:	Name:
Title:	Title:

[page of signatures of the Voting Agreement and Other Obligations entered into between, on the one hand, Suzano Holding S.A., David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer, and, on the other hand, BNDES Participações S.A. - BNDESPAR and Votorantim S.A., and Suzano Papel e Celulose S.A., acting as intervener, on March 15, 2018]

SUZANO PAPEL E CELULOSE S.A.

Pablo F. Gimenez Machado
Attorney-in-fact

Witnesses:

Name:	Name:
ID:	ID:
CPF:	CPF:

Exhibit A

TO THE VOTING AGREEMENT AND OTHER OBLIGATIONS

Controlling Shareholders of Fibria	Quantity of Owned Affected Shares	Percentage on the Total Capital Stock
VOTORANTIM S.A.	162.974.335	29,42%
BNDES PARTICIPAÇÕES S.A. – BNDESPAR	161.082.681	29,08%
TOTAL	324.057.016	58,50%

Exhibit B

TO THE VOTING AGREEMENT AND OTHER OBLIGATIONS

Controlling Shareholders of Suzano	Quantity of Owned Affected Shares *	Percentage on the Total Capital Stock
SUZANO HOLDING S.A.	367.612.234	33,2%
DAVID FEFFER	52.741.764	4,8%
DANIEL FEFFER	48.077.095	4,3%
JORGE FEFFER	46.423.360	4,2%
RUBEN FEFFER	46.856.578	4,2%
TOTAL	561.711.031	50,8%

*The Affected Shares owned by Suzano’s Controlling Shareholders are subject to restrictions of incommunicability, impenetrability, inalienability, usufruct and pledge.

Exhibit C

TO THE VOTING AGREEMENT AND OTHER OBLIGATIONS

[Draft of Protocol and Justification]

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES ISSUED BY FIBRIA INTO [NEWCO], FOLLOWED BY MERGER OF [NEWCO] INTO SUZANO PAPEL E CELULOSE

The directors of the companies identified below, as well as the respective companies identified below:

(a)	SUZANO PAPEL E CELULOSE S.A., a publicly-held company, enrolled with the CNPJ/MF under No. 16.404.287/0001-55, with head office in the city of Salvador, State of Bahia, on Avenida Professor Magalhães Neto, nº 1752, 10º andar, salas 1010 e 1011, Borough of Pituba, CEP 41810-012, herein represented in accordance with its Articles of Incorporation (“SUZANO”);
(b)	FIBRIA CELULOSE S.A., a publicly-held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with head office in the city of São Paulo, Estado de São Paulo, on Rua Fidêncio Ramos, nº 302, 3º e 4º (parte) andares, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, herein represented in accordance with its Articles of Incorporation (“FIBRIA”); and
(c)	[NEWCO], [identification] (“Holding” and, jointly with SUZANO and FIBRIA, the “Parties” or “Companies”),

For the reasons of and aiming at achieving the goals detailed below in conformity with articles 224 and 225 of Law No. 6.404/76, have decided to execute this protocol and justification (“Protocol and Justification”) seeking (a) the merger of the shares issued by FIBRIA into the Holding, all of said shares, as of the date of completion of the merger of the shares issued by FIBRIA, shall be owned by SUZANO; and (b) the subsequent merger of the Holding into SUZANO, both of which shall be submitted to their respective shareholders for approval at extraordinary shareholders’ meetings, under the following terms and conditions:

1. Description of the Transaction, Reasons or Purposes and Interests of the Companies

1.1. A corporate reorganization will be submitted to the shareholders of the Companies, the stages thereof being detailed below (“Transaction”), which shall result (a) in the ownership by SUZANO of all the shares issued by FIBRIA; and (b) assuming that the total capital stock of FIBRIA is represented, as of the Transaction Completion Date (as defined below), by [five hundred and fifty-three million, eighty thousand, six hundred and eleven (553,080,611)](1) ordinary, ex-treasury shares, and subject to the provisions in Section 2, in the receipt, by FIBRIA’s shareholders, for each ordinary share held by them in FIBRIA at the referred date:

(a)	a cash payment in Brazilian currency of fifty-two Reais and fifty cents (R$ 52.50) (“Cash Installment”), adjusted as set forth in this Protocol and Justification (after the adjustments, the “Redemption Value for Each [One] of the Holding’s Redeemable Preferred Share”), to be paid cash, in a lump sum, at the Transaction Completion Date (“Financial Settlement Date”); and

(1) Estimate considering that, as of the Transaction Completion Date, there will be five hundred and fifty-three million, eighty thousand, six hundred and eleven (553,080,611) FIBRIA’s ex-treasury shares, and disregarding the shares arising out of the advanced vesting of the option plans.

(b)	[zero point four six one one (0.4611)](2) ordinary share issued by SUZANO (“Reference Exchange Ratio”), adjusted as set forth in this Protocol and Justification (after the adjustments, the “Final Quantity of SUZANO’s Shares per Holding’s Ordinary Shares”).

1.2. The Transaction shall comprise the following stages, all interdependent and related among them, whose completions will be subject to the applicable corporate approvals as well as to the compliance with the conditions precedent referred to in item 3.1 below, all such stages to be coordinated in order to occur at the same date:

(a)	the Holding’s capital increase, upon issuance of [=] new ordinary, registered shares, with no face value, which shall be fully subscribed and paid-up by SUZANO, either directly or through any of its Affiliates (as defined below), in Brazilian currency, until the Transaction Completion Date, for the total issuance price equal to the Redemption Value of the Holding’s Redeemable Preferred Shares, a portion of which, to be defined at the general shareholders’ meeting, shall be allocated to the constitution of a capital reserve, it being certain that, in case of subscription of said shares by an Affiliate of Suzano, the same will be fully transferred to Suzano before or at the Transaction Completion Date, in such manner as may be determined by Suzano (“Holding’s Capital Increase”);
(b)	at the same date, as an act subsequent to and interdependent of Holding’s Capital Increase, a merger of all the shares issued by FIBRIA into Holding, for their economic value, resulting in the issuance, by Holding, on behalf shareholders of FIBRIA who own the merged shares (“FIBRIA’s Shareholders”), of ordinary shares and of redeemable preferred shares issued by Holding, it being certain that for each ordinary share issued by FIBRIA one [1] ordinary share and one [1] redeemable preferred share issued by Holding shall be delivered, (subject to the adjustments mentioned in item 2.1), as set forth in item 4.1 (“Merger of FIBRIA’s Shares”). After the Merger of FIBRIA’s Shares is carried out, FIBRIA shall keep its own legal personality and equity, there being no legal succession;
(c)	at the same date, as an act subsequent to and interdependent of the Merger of FIBRIA’s Shares, redemption of all the preferred shares issued by Holding, upon payment, for each one [1] preferred share issued by Holding being redeemed, of the Redemption Value for Each [One] of the Holding’s Redeemable Preferred Share (“Redemption”). Once they are redeemed, the Holding’s preferred shares will be cancelled against capital reserve; and
(d)	at the same date, as an act subsequent to and interdependent of the Redemption, merger of Holding into SUZANO, for Holding’s equity book value (already taking into consideration the effects of the Holding’s Capital Increase, of the Merger of FIBRIA’s Shares and of the Redemption), with the consequent termination of the Holding and succession, by SUZANO, in all its properties, rights and obligations, with the consequent migration of FIBRIA’s Shareholders to become SUZANO’s shareholders (“Holding Merger”).

(2) Reference Exchange Rate assumes that at the Transaction Completion Date there will be five hundred and fifty-three million, eighty thousand, six hundred and eleven (552,080,611) FIBRIA’s ex-treasury shares, and disregarding the shares arising out of the advanced vesting of the option plans.

1.2.1. Although the stages provided for in item 1.2 will occur one subsequently to the others, all of them are part of one sole legal transaction, it being a premise that each of the stages will not be individually effective without the others also becoming effective and are fully implemented as a whole. Thus, the Transaction may not be partially approved at a general shareholders’ meeting of the Companies or partially implemented.

1.3. It is intended, with the Transaction, to create a sound company, owning first-line and strategically located assets, able to efficiently supply customers around all the continents with its products.

1.3.1. Integrating the activities of the Companies will allow synergy gains to be obtained as a result of the reduction in forestry, logistic and administrative operational costs and risks, with significant efficiency gains to the Companies.

1.3.2. As a result of the Transaction described herein, the number of SUZANO’s outstanding shares will be added by the number of shares issued on behalf of FIBRIA’s shareholders after the merger of the Holding. After the conclusion of the Transaction, FIBRIA will cease to be listed on the stock exchange and its shareholders will become holders of SUZANO’s shares, abiding by the exchange ratio provided for in this Protocol and Justification.

1.3.3. The pro forma financial information prepared in compliance with the provisions in paragraph three of article 10 of CVM Instruction 565 already reflect the relevant changes in the financial situation of SUZANO and of FIBRIA, which occurred since the presentation of the more recent financial statements of the Companies until this date.

1.4. After the completion of the Transaction, the Companies shall continue to engage in their activities, with SUZANO’s registration as a publicly- held company to be maintained and with FIBRIA becoming a wholly-owned subsidiary of SUZANO. FIBRIA’s registration as a publicly-held company shall continue after the Transaction until further determination by SUZANO. Upon the completion of the Transaction, the shares issued by FIBRIA will cease to be listed on the Novo Mercado segment of B3 — S.A. — Brasil, Bolsa, Balcão, with the completion of the Transaction, and the American Depositary Shares (ADS) of FIBRIA will cease to be listed on the New York Stock Exchange (NYSE).

2. Calculation and Adjustments to the Exchange Ratio of FIBRIA-Holding and of the Final Quantity of SUZANO’s Shares per Holding’s Ordinary Shares

2.1. The exchange rate of the shares issued by FIBRIA for ordinary and preferred shares issued by the Holding, as a result of the Merger of FIBRIA’s Shares, shall be proportionally adjusted for any and all share splits, reverse share splits and bonus of FIBRIA’s shares occurred as from March 15, 2018. Any splits of the Holding’s shares shall not impact the exchange rate provided for in this Protocol and Justification. The exchange rate of shares issued by Holding for shares issued by Suzano shall be proportionally adjusted for possible splits, reverse splits and bonus of shares issued by Suzano.

2.2. The Cash Installment will be subject to adjustment to the variation of the CDI rate (i) since March 15, 2018 until and including the Financial Settlement Date. For purposes of this Protocol and Justification, “CDI” means the “over extra group” daily average rate for interbank deposits, expressed as an annual percentage, based on 252 business days, daily calculated and disclosed by B3, or any other index as may be further used in substitution thereof.

2.3. The Cash Installment shall be (i) reduced by the amount of any dividends, interest on equity and other income stated and/or paid by FIBRIA as from March 15, 2018 and with reporting date of the shareholder base (ex date) until and including the Transaction Completion Date; and (ii) deducted, as the case may be, of any withheld taxes due solely as a result of the Redemption. In the event of declaration of any dividends, interest on equity and other income by SUZANO as from March 15, 2018 and with reporting date of the shareholder base (ex date) until the Transaction Completion Date, the Cash Installment shall be added by the amount corresponding to the dividends that FIBRIA’s shareholders would receive as if, at the dividend payment date, the Transaction had already been completed and such Fibria’s shareholders were already SUZANO’s shareholders. For the purposes hereof, the amounts for any dividends, interest on equity and other income being paid shall be updated to the positive variation of the CDI rate, from the respective payment date until the Financial Settlement Date. The minimum mandatory dividends already proposed by the managements of (i) SUZANO, on February 07, 2018, in the amount of three hundred and eighty million, one hundred and fourteen thousand, five hundred and four Reais and fifty-six cents (R$ 380,114,504.56) and (ii) FIBRIA, on January 29, 2018, in the amount of two hundred and fifty-seven million, seven hundred and fifty thousand, three hundred and eighty-four Reais and fifty-nine cents (R$ 257,750,384.59) shall not be considered for purposes of the adjustment provided for herein.

3. Conditions Precedent to the Completion of the Transaction

3.1. With due regard to the provisions in item 3.2 below, the closing of the Transaction shall, under the terms of article 125 of the Civil Code, be subject to compliance with the conditions precedent set forth below (“Conditions Precedent”):

(a)	approval of the Transaction by the following antitrust agencies in the pertinent jurisdictions: the Brazilian Council of Administrative and Economic Defense — CADE, in Brazil, the Federal Trade Commission — FTC and/or the Department of Justice — DOJ, as applicable, in the United States of America, the European Commission, in the European Union, and the Ministry of Commerce — MOFCOM, in the People’s Republic of China (“Antitrust Government Authorities”);
(b)	approval of the Transaction by the following Government Authorities, whose prior authorization is required: ANTAQ and ANEEL (“Identified Government Authorities”);

(c)	obtaining the declaration of effective time by the Securities and Exchange Commission of the United States of America (“SEC”) of the registration statement filed by SUZANO with SEC for purposes of calling, holding and approving the Transaction at the General Shareholders’ Meeting of Fibria and of Suzano, it being certain that this condition may be waived by Suzano, at its sole discretion, in case any discharge of registration obligation is applicable, according to Suzano’s understanding;
(d)	non-existence of any law or order issued or enacted by a competent government authority (including the Federal Court of Auditors), or judicial authority or arbitration court which prevents the completion of the Transaction;
(e)	Non-occurrence of Material Adverse Effect. For this purpose, (1) “Material Adverse Effect” means in relation to Fibria: (i) a request for voluntary bankruptcy, court or out-of-court reorganization, liquidation or dissolution; (ii) declaration of bankruptcy; (iii) interdiction, prohibition, impairment or full shut-down for operation of the plant located in Três Lagoas or of the plant located in Aracruz for more than sixty (60) successive days; (iv) provisioning for one or more effective or contingent Losses of Fibria, and/or the effective disbursement by Fibria of one or more Losses, in any of the cases, of more than twenty percent (20%) of the market capitalization of Fibria as of this date and which, cumulatively: (a) do not arise out of the regular course of business and (b) are not recorded in the latest annual or quarterly financial statements, or have been disclosed in the latest Reference Form, up to this date made available to the market by Fibria; and (2) “Loss” means all the obligations, liabilities, contingencies, losses, direct damages, money liability or liability convertible into money (including adjustment to inflation, reasonable attorney’s fees and legal costs), claims, actions, lawsuits, investigations, final non-appealable judgments (including judicial, administrative or arbitration judgments), fines, interest, penalties, costs and expenses and imposition of a lien (including pledging of properties, assets, rights or claims, and/or partial, full, temporary or permanent limitation to the free use or disposal of any amounts deposited in bank accounts), deducted by any amounts recovered or that may be recovered by means of insurance proceeds;
(f)	Compliance, by the Companies, of their respective material obligations pursuant to this Protocol and Justification; and
(g)	SUZANO’s and FIBRIA’s representations and warranties contained in this Protocol and Justification shall be true and accurate, in all their material aspects, as of the Transaction Completion Date.

3.1.1. The condition provided for in item 3.1(e) (non-occurrence of Material Adverse Effect) may be waived at any time by SUZANO, by means of a written notice. The conditions provided for in items 3.1(f) and 3.1(g) may be waived at any time by the non-defaulting Party by means of a written notice.

3.2. Once the Conditions Precedents are implemented or waived, any of the Companies may notify the others about the implementation of the Conditions Precedent and the Companies shall disclose a notice to the market informing, at least, the date on which the Transaction shall be completed, including the date as from which the shares issued by FIBRIA shall cease to be listed on the stock exchange. The date on which the Transaction shall be closed shall correspond to the 45th day (or, if such is not a business day (the next following business day) counted from the publication of the referred notice to the market (“Transaction Completion Date”). On the day immediately before the Transaction Completion Date, the Companies shall inform the market about the base date and the consequent definition of FIBRIA’s shareholders who will receive the shares issued by SUZANO, as well as the final value of the Cash Installment and the final quantity of SUZANO shares per Holding’s Ordinary Share.

4. Exchange Rate, Base Date, Appraisal, Capital Increase and Right of Withdrawal

4.1. As a result of the Merger of FIBRIA’s Shares, it is proposed that new ordinary shares and new redeemable preferred shares shall be issued by the Holding on behalf of FIBRIA’s Shareholders (considering the adjustments mentioned in item 2.1), all of them to be registered shares, with no face value, in substitution for the ordinary shares held by them in FIBRIA, at the ratio of 1 ordinary share and [1] redeemable preferred share issued by Holding for each ordinary share issued by FIBRIA (considering the adjustments mentioned in item 2.1). Therefore, this is not the case of fractional shares at this stage of the Transaction.

4.1.1. The new ordinary shares issued by the Holding shall be entitled to the same rights and advantages attached to the ordinary shares issued by the Holding now existing and owned by SUZANO and shall be entitled to participate in the income for the fiscal year in course at date of their issuance. The new preferred shares issued by the Holding shall not be entitled to voting rights, shall have priority upon capital reimbursement in case of liquidation, without premium, and shall be forthwith redeemed at the Transaction Completion Date, without need, therefore, of an extraordinary shareholders’ meeting, it being certain that the Redemption Value for Each [One] of the Holding’s Redeemable Preferred Share shall be paid for each [1] preferred share issued by Holding being redeemed.

4.1.2. As set forth in article 252, §2 of Law No. 6.404/76, the right of withdrawal shall be ensured to the shareholders who, uninterruptedly, since this date until the Transaction Completion Date, hold shares issued by FIBRIA and do not vote favorably for the Merger of FIBRIA’s Shares, refrain themselves from voting or do not appear to the pertinent sp extraordinary shareholders’ meeting, and expressly state their intention to exercise the right of withdrawal, within thirty (30) days counted from the publication of the minutes of the extraordinary shareholders’ meeting approving the Merger of FIBRIA’s Shares. The amount payable by way of reimbursement of the value of the shares shall be equal to the net asset value of FIBRIA’s share at [December 31, 2017], as stated in FIBRIA’s financial statements approved at the general shareholders’ meeting held on [April 27, 2018], which corresponds to [twenty-six Reais and thirty-six cents (R$26,36)] per share, without prejudice to the right to prepare a special balance sheet.

4.2. In continuity, it is proposed that, as a result of the Holding Merger, new ordinary shares are issued by SUZANO on behalf of the former shareholders of FIBRIA (who at such time will already be Holding’s shareholders), all of them to be registered shares, with no face value, in substitution for the ordinary shares issued by the Holding and held by them. The Final Quantity of SUZANO’s Shares per Holding’s Ordinary Shares shall be then issued for each ordinary share issued by Holding.

4.2.1. Any fractional shares issued by SUZANO arising out of the Holding Merger shall be grouped into whole numbers so that they are thereafter sold on the spot market managed by B3 S.A. — Brazil, Bolsa e Balcão, after the completion of the Transaction, under the terms of the notice to the shareholders to be timely disclosed. The proceeds of such sale will be made available net of fees to the former shareholders of FIBRIA owning the respective fractions of shares, proportionally to their interest in each share being sold.

4.2.2. The new shares issued by SUZANO will be entitled to the same rights and advantages attached to the ordinary shares issued by SUZANO and shall be entitled to participate in the income of the fiscal year in course as from their issuance date.

4.2.3. Whereas, at the date of the extraordinary shareholders’ meeting of Holding which will decide about its merger into SUZANO, the latter shall be the sole shareholder of the Holding, it is not the case of dissenting shareholders or right of withdrawal as a result of this stage of the Transaction.

4.3. The base date of the Transaction is [December 31, 2017] (“Base Date”).

4.4. SUZANO’s management, on behalf of SUZANO and of the Holding, retained the services of [=] (“[=]”) to appraise and determine the economic value of the shares issued by FIBRIA to be merged into the Holding, already taking into consideration the effects of the Holding’s Capital Increase (“Appraisal Report of FIBRIA’s Shares”); and (b) [=] (“[=]”) to appraise and determine the book value of the Holding’s shareholders’ equity to be transferred to SUZANO by reason of the Holding Merger, already taking into consideration the effects of the Holding’s Capital Increase, Merger of FIBRIA’s Shares, and the Redemption (“Appraisal Report of Holding”)

4.5. The Merger of FIBRIA’s Shares will result in an increase of the Holding’s shareholders’ equity in an amount supported by the Appraisal Report of FIBRIA’s Shares, part of which, as determined by the general shareholders’ meeting, shall be allocated to the capital reserve and the balance shall be added to its capital stock.

4.6. The Holding Merger, on its turn, shall result in an increase of SUZANO’s shareholders’ equity in an amount equal to the portion of the Holding’s shareholders’ equity corresponding to the investment of FIBRIA’s shareholders in the Holding, after the Redemption, part of which shall be allocated to SUZANO’s capital stock and part of which shall be allocated to the capital reserve to be determined at the general meeting. The shares issued by the Holding and owned by SUZANO at the time of the Holding Merger shall be cancelled. The equity variations ascertained as from the Base Date until the date on which the Holding Merger is completed shall be appropriated by SUZANO.

4.7. Notwithstanding the fact that the exchange rates were agreed upon between SUZANO and FIBRIA, as independent parties, and that there is no right of recourse as a result of the Holding Merger, as mentioned in item 4.2.3, SUZANO, for information purposes and due to the reason that, at the date of the Holding Merger, it is the holding company of the Holding, has also requested to [==] to prepare an appraisal report in conformity with article 264 of Law No. 6404/76, appraising the two shareholders’ equities following the same criteria and on the same date, at market prices (“Appraisal Report of Net Equity at Market Value”). The Appraisal Report of Net Equity at Market Value constitutes Annex 4.7 to the Protocol and Justification.

4.8. Under the terms of article 227, § 1 of Law nº 6.404/76, (i) the appointment of [=] shall be submitted for confirmation to the General Shareholders’ Meeting of the Holding that will decide about the Merger of FIBRIA’s Shares, and, (ii) the appointment of [=] shall be submitted for confirmation to the General Shareholders’ Meeting of SUZANO that will decide about the Holding Merger.

4.9. [=] and [=] declare that (i) there is not any actual or potential conflict or community of interests, with the Companies’ shareholders or, further, as regards the Merger of FIBRIA’s Shares or the Holding Merger, as the case may be; and (ii) the shareholders or the directors of the Companies have not directed, limited, impaired or performed any acts which prevented or may have prevented the access, use or knowledge of information, properties, documents or work methodologies that are material for the quality of their conclusions. [=] and [=] were selected for the works described herein in consideration of the wide and renowned experience both specialized companies have in preparing reports and appraisals of such nature.

4.10. SUZANO and the Holding, as the case may be, shall bear all the costs related to the hiring of [=]and [=] for preparing the Appraisal Report of FIBRIA’s Shares, the Appraisal Report of Holding and the Appraisal Report of Net Equity at Market Value, as the case may be.

4.11. Each of the managements of SUZANO and of FIBRIA has retained advisory services from internationally renowned investment banks for helping their respective Boards of Directors in the process of making an informed decision regarding the financial parameters of the Transaction. Such financial institutions have not disclosed any impediment or conflict to issue the supporting reports or the fairness opinion.

4.12. Each of the managements of SUZANO and of FIBRIA has also prepared pro forma financial information for the surviving companies, as if they already existed, having the Base Date as reference, prepared in accordance with Law No. 6404/76, and with rules issued by the Brazilian Securities and Exchange Commission and submitted to reasonable assurance by an independent auditor registered with the Brazilian Securities and Exchange Commission.

5. Corporate Approvals

5.1. The making of the Merger of FIBRIA’s Shares, of the Redemption and of the Holding Merger will depend on the performance of the following acts, all of them interdependent and with effects subject to the compliance with the Conditions Precedent, which acts shall be coordinated in order to occur at the same date:

(a)	extraordinary shareholders’ meeting of FIBRIA for it, in this order, to (i) approve the waiver of conduction of a public offer of acquisition of shares issued by FIBRIA, as set forth in Art. 33 of FIBRIA’s Articles of Incorporation within the scope of the Transaction; (ii) approve the Protocol and Justification; (iii) approve the Transaction; and (iv) authorize the subscription, by its directors, of new shares to be issued by the Holding;

(b)	(extraordinary shareholders’ meeting of the Holding for it, in this order, to (i) approve the Holding’s Capital Increase; (ii) approve the Protocol and Justification; (iii) ratify the appointment of [=]; (iv) approve the Appraisal Report of FIBRIA’s Shares; (v) approve the creation of a class of preferred shares, as per item 4.1.1 above; (vi) approve the Merger of FIBRIA’s Shares; (vii) approve the increase of the capital stock to be subscribed and paid-up by the directors of FIBRIA, with consequent amendment to its articles of incorporation; (viii) approve the Redemption, with consequent amendment to its articles of incorporation; (ix) approve the Merger of the Holding into SUZANO; and (x) authorize the subscription, by its directors, of new shares to be issued by SUZANO; and
(c)	extraordinary shareholders’ meeting of SUZANO for it, in this order, to (i) approve the investment, by SUZANO, either directly or through any of its Affiliates, in the amount of least [twenty-nine million, thirty-six thousand, seven hundred and thirty-two Reais and fifty cents (R$29,036,732.50)], upon subscription of new shares in the Holding; (ii) approve the Protocol and Justification; (iii) ratify the appointment of [=];(iv) approve the Appraisal Report of Holding; (v) approve the Transaction; (vi) authorize the increase of the capital stock to be subscribed and paid-up by the Holding’s directors, with further amendment to its articles of incorporation; and (vii) approve the amendment to its articles of incorporation, substantially in the terms of Annex 5.1(c)).

5.1.2. The managements of the Companies shall call the above referred general meetings and shall make their best efforts for the same to be held as soon as possible, so that the general meetings shall occur within not later than forty-five (45) days counted from the date of the declaration of effective time by the SEC of the registration statement filed by SUZANO with the SEC for purposes of calling, holding and approving the Transaction by Fibria’s General Shareholders’ Meeting.

6. Filing with the Government Authorities

6.1. SUZANO shall file the Transaction with ANEEL and with ANTAQ (Identified Government Authorities) and with CADE within forty-five (45) days from this date, and with the other Antitrust Government Authorities within sixty (60) days from this date, which shall be actively and diligently conducted by the legal counsels appointed by SUZANO.

6.1.1. As far as the filing with CADE is concerned, the time period provided for in Section 6.1 above shall be deemed to have been met upon the filing of a draft notice with the CADE (containing the answers to the items listed in Annex I to CADE Resolution No. 2/2012) for preliminary review by the General Superintendent’s Office of CADE. As far as the other Antitrust Government Authorities are concerned, the time period provided for in Section 6.1 above shall be deemed to be have been met upon the filing of a draft of the respective notice for beginning of the pre- notice period (and, in the case of the People’s Republic of China, with the filing of the initial notice for beginning of the pre-acceptance period), if applicable, or of the formal filing, in case the filing of a draft notice is not provided for in the applicable rules. Suzano shall make its best efforts to proceed to the formal filing of the notices of the Transaction with the Antitrust Government Authorities as soon as reasonably possible after the filing of the initial drafts.

6.2. Without the prior consent by Suzano, Fibria shall not make any contact with any Antitrust Government Authorities regarding the Transaction. In case such contacts may become possibly necessary, Suzano shall have the opportunity to follow-up, take part in and lead such contacts.

7. Other Covenants

7.1. Until the Transaction Completion Date and save as otherwise provided for in this Protocol and Justification or if necessary for the completion of the Transaction, FIBRIA and SUZANO shall keep the regular course of their businesses and shall refrain themselves from performing any acts which may, in any way, materially affect their businesses or operations and, consequently, change, also materially, the balance of the replacement ratios defined herein or, further, prevent or impair the completion of the Transaction.

7.1.1. Without prejudice to the provisions in the head paragraph of this item 7.1, FIBRIA and SUZANO undertake to, until the Transaction Completion Date:

(i)	Conduct their activities in accordance with the provisions in their respective Articles of Incorporation;
(ii)	Not to issue, redeem, amortize, reimburse or repurchase shares or any securities convertible into or exchangeable for shares of the respective Company, as well as increase or reduce their capital stock;
(iii)	During the period of one hundred (100) days counted from March 15, 2018, not to carry out, either by itself or by its subsidiaries, the issue of any debt security and/or the execution of agreements or contracts with foreign financial institutions for the borrowing of new debts in foreign currency. For the sake of clarity, this prohibition does not include (a) any debt in Brazilian currency (Reais), entered into in Brazil, with Brazilian financial institutions, or though issue of debt securities in the local market; (b) disbursements related to agreements already entered into prior to March 15, 2018; (c) advances of exchange contracts; (d) advances against delivered bills of exchange; (e) any intercompany loans; and (f) entering into a Revolving Credit Facility (RCF) of up to five hundred million North-American Dollars (US$500,000,000.00) with any domestic or foreign banks;
(iv)	No to dispose of or encumber an equity interest or enter into investment agreements, shareholders’ or quotaholders’ agreements, consortium or joint venture agreements implying aggregate investments by the respective Company, equal to or in excess of fifty million Reais (R$50,000,000.00);
(v)	Not to effect any new vesting under FIBRIA’s stock purchase option plan, except for the purpose of compliance with the obligations already provided for in agreements already entered into;
(vi)	Not to dispose of or encumber fixed assets whose aggregate value is equal to or higher than fifty million Reais (R$50,000,000.00);

(vii)	Comply and not to change the related parties’ policy currently adopted by FIBRIA, and not to enter into agreements other than in conformity with the past practice, except as otherwise agreed upon by the Parties;
(viii)	Not to forgive, cancel, compromise, novate, waive or release any debts, claims or rights of the respective Company in an individual or aggregate amount of more than fifty million Reais (R$50,000,000.00);
(ix)	(No to change (or allow to be changed), in any manner, its accounting practices, policies or principles or the methods by which the referred principles are applied, except if provided by Law;
(x)	Except (a) for the replacement or hiring of directors, (b) for the granting of retention plans to executive officers, and (c) as required by Law or provided for in the respective compensation agreements or variable compensation plan in effect, not to increase the compensation or change the terms of the employment contract or of the hiring of members of the Board of Directors and executive officers of the respective Company, other than in the regular course of business and in accordance with the past practice;
(xi)	Pay the amounts arising out of (a) shares granted under the current FIBRIA’s stock purchase option plans, (b) vesting granted under the current FIBRIA’s long-term incentive program, and (c) the FIBRIA’s current variable invested compensation program, which shall be deemed to be vested at the Transaction Completion Date and valued according to the valuation of FIBRIA’s shares;
(xii)	Not to grant guaranties on behalf of third parties, except to guaranty obligations of its subsidiaries or controlled entities;
(xiii)	Not to exceed the aggregate value of investments of FIBRIA’s capital budget for year 2018 as disclosed in Fibria’s Form 20-F filed with SEC on February 27, 2018 (as well as the capital budget that may be approved for year 2018, if applicable), including through the acquisition of an equity interest, in an individual or aggregate value in excess of two hundred million Reais (R$200,000,000.00); and
(xiv)	Not to approve the filing, file or take any action seeking a request for court or out-of-court reorganization, declaration of voluntary bankruptcy, dissolution or liquidation of the respective Company.

7.2. The Parties undertake to cooperate in the performance of all acts required by the other Parties for the compliance with the Conditions Precedent, and the approval of the Transaction as soon as possible.

7.3. The events described in this Protocol and Justification, as well as the other matters submitted to the shareholders of the Companies at the General shareholders’ meetings that will decide about the approval of the Protocol and Justification, are reciprocally dependent legal transactions, it being a premise that a transaction is not effective without the others also becoming effective.

7.4. SUZANO, by this Protocol and Justification, is a co-obligor with the Holding in all the obligations involving the Holding in the Transaction and/or provided for in this Protocol and Justification, and, once the corporate approvals for the Transaction as set forth in item 5.1 are obtained, will be jointly and severally liable with the Holding for all the payments that may be due by the Holding under the terms of this Protocol and Justification, especially for those related to the Redemption Value for Each [One] of the Holding’s Redeemable Preferred Share.

7.5. If, after all the corporate approvals for the Transaction provided for in item 5.1 have been obtained, the completion of the Transaction does not occur within eighteen (18) months counted from March 15, 2018, as a result of default in the obligations set forth in this Protocol and Justification by any of the Companies, including in case of falsehood, insufficiency, omission, error or inaccuracy of the representations and warranties made by the Companies under the terms of item 7.6, (and, provided that such default has not been cured or remedied within 60 days from the date of the notice of default sent by the other Company to the Company in charge for such purpose (“Cure Period”), the non-defaulting party may terminate the Transaction and file a claim for possible losses and damages.

7.6. SUZANO, as regards itself and the Holding, and FIBRIA, as regards itself, represent and warrant to each other the following:

(a)	SUZANO and FIBRIA are publicly-held companies, duly organized and validly existing under the Laws of the Federative Republic of Brazil. The Holding is a joint stock company, duly organized and existing under the Laws of the Federative Republic of Brazil, without any operation or liability whatsoever.
(b)	Except as provided for herein, SUZANO, the Holding and FIBRIA are fully empowered to enter into this Protocol and Justification, perform all the transactions provided for herein and comply with all the obligations undertaken herein, having taken all the necessary actions for authorizing the entry into these presents and the performance of the obligations hereunder. To their best knowledge, there is not, as of this date, any impediment for the completion of the Transaction and fulfillment of the obligations provided for in this Protocol and Justification, except as otherwise already regulated in this Protocol and Justification.
(c)	Save for those approvals provided for in item 3, neither the execution and delivery of this Protocol and Justification by SUZANO, by the Holding and by FIBRIA, nor the performance by the Companies of any and all of their obligations hereunder:
(i)	Violate or conflict with any statute, agreement, Law, license or permit, of any court or other government or regulatory authority to which they are subject; or
(ii)	To the best understanding of the respective Party, require any consent, approval or authorization from, notice to, or filing or registration with, any person, entity, court or government or regulatory authority, except for the approvals provided for in this Protocol and Justification.

(d)	As of this date:
(i)	The capital stock of SUZANO is exclusively represented by one billion, one hundred and five million, eight hundred and twenty-six thousand, one hundred and forty-five (1,105,826,145) ordinary shares, all of them paid-up, there being no contract or security issued thereby which may give right to the subscription thereof, except for the obligations arising out of the restricted shares plan disclosed in SUZANO’s Reference Form.
(ii)	The capital stock of FIBRIA is exclusively represented by five hundred and fifty-three million, nine hundred and thirty-four thousand, six hundred and forty-six (553,934,646) ordinary shares, all of them paid-up, there being no contract or security issued thereby which may give right to the subscription thereof, except for the obligations arising out of the restricted shares plan disclosed in FIBRIA’s Reference Form.
(iii)	The Holding’s capital stock is exclusively represented by [=] ordinary shares, all of them paid-up, there being no contract or security issued thereby which may give right to the subscription thereof by any other person than SUZANO.
(e)	Their respective audited financial statements as of the Base Date and, in relation to SUZANO and to FIBRIA, the Companies’ most recent Reference Forms, as filed and made available from the website of the Brazilian Securities and Exchange Commission, fairly reflect, as of their date of disclosure, in their material aspects, the best understanding of the Companies’ managements (as the case may be) about their businesses, as required by the applicable law. FIBRIA’s most recent annual report, prepared in Form 20-F and filed with SEC, as well as the information provided to SEC under Form 6-K, reflect, as of their issuance date, in all material aspects, the best understanding of FIBRIA’s management about its businesses, operations and contingencies at their respective disclosure date. Since the disclosure of the Companies’ Reference Forms, and, in case of FIBRIA, of Form 20-F and Form 6-K, and until March 15, 2018, to the best understanding of the Companies’ managements, as applicable, there has been no act, fact or event which materially changes the information contained in such forms.

7.7. The Companies and their respective managements agree to comply with all the terms provided for in this Protocol and Justification, their respective boards of directors being authorized to take any and all actions as may be necessary for implementing the Transaction.

8. Miscellaneous

8.1. Once the Transaction has been approved, it shall be incumbent upon SUZANO’s directors to perform all the acts necessary for the implementation of the Holding Merger, including the cancellation of the registration of the Holding with the competent federal, state and municipal government entities, as well as keeping the Holding’s accounting records for the term provided for in the law.

8.2. The applicable documentation will be available to the Companies’ shareholders at the respective head offices as from the date of the call notice of the Extraordinary Shareholders’ Meetings of the Companies, and/or, as the case may be, at the Investor Relations’ websites of FIBRIA (https://ri.fibria.com.br/) and of SUZANO and on the websites of the Brazilian Securities and Exchange Commission and of B3 S.A. — Brasil, Bolsa, Balcão.

8.3. Save as otherwise provided for in this Protocol and Justification, the costs and expenses incurred in the Transaction shall be borne by the Party incurring the same (provided that SUZANO shall bear the costs and expenses incurred by the Holding), including expenses for their respective counsels’, auditors’, appraisers’ and attorneys’ fees.

8.4. This Protocol and Justification shall not be amended except by a written instrument signed by the Parties.

8.5. A possible declaration by any court of nullity or non-effectiveness of any of the provisions set forth in this Protocol and Justification shall not impair the validity or effectiveness of the other provisions, which shall be fully complied with, the Companies agreeing to make their best efforts so as to validly reach an agreement to obtain the same effects of the provision having been annulled or having become non-effective.

8.6. The failure or delay by any of the Companies in exercising any of its rights under this Protocol and Justification shall not be deemed as waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall produce effects only if specifically granted in writing.

8.7. This Protocol and Justification is irrevocable and irreversible, and the obligations herein undertaken by the Companies are also binding on their successors at any title whatsoever.

8.8. The assignment of any of the rights and obligations agreed to in this Protocol and Justification without the prior and express consent, in writing, by the Companies shall be prohibited.

8.9. This Protocol and Justification, signed in the presence of 2 witnesses, is an extrajudicial execution instrument in accordance with the civil procedural law, for all legal effects. The Companies since now acknowledge that (i) this Protocol and Justification constitutes an extrajudicial execution instrument for all purposes and effects of the Code of Civil Procedure; and (ii) is subject to specific performance in accordance with the applicable law.

9. Applicable Law and Settlement of Disputes

9.1. This Protocol and Justification shall be construed and governed by the Brazilian laws.

9.2. The Companies agree that any dispute arising out of or related to this Protocol and Justification, including, without limitation, a dispute regarding the existence, validity, effectiveness, interpretation, execution or termination hereof, which may not be amicably settled within a non-extendable period of thirty (30) days, shall be settled by arbitration procedure to be conducted by the B3 Market Arbitration Chamber (“Arbitration Chamber”), in accordance with its applicable regulation at the time of the filing of the arbitration proceedings, this item 9 being valid as an arbitration clause for effect of the provisions in paragraph 1 of article 4 of Law No. 9.307/96. The management and correct pursuance of the arbitration procedure shall equally be in charge of the Arbitration Chamber. The Parties acknowledge that the obligation to seek an amicable settlement does not prevent the immediate filing of the arbitration procedure if any of the Parties deems that a settlement is not possible to be reached.

9.2.1. The arbitration tribunal shall be made up of three (3) arbitrators (“Arbitration Tribunal”), one of them being appointed by the Party(ies) seeking to commence the procedure, another by the other Party(ies), and the third arbitrator, who shall act as President of the Arbitration Tribunal, by the arbitrators appointed by the Parties. In case one of the Parties shall fail to appoint an arbitrator or in case the appointed arbitrators do not reach a consensus as for the third arbitrator, the President of the Arbitration Chamber shall appoint the arbitrator as soon as possible.

9.2.2. The Parties acknowledge that any order, decision or arbitration award shall be final and binding, constituting an extrajudicial execution instrument binding on the Parties and their successors, which agree to comply with the terms of the arbitration award, regardless of judicial execution.

9.2.3. Notwithstanding the foregoing, each Party has the right to file a request for legal remedies in order to (a) obtain any “emergency measures” that may be necessary prior to the constitution of the Arbitration Tribunal, and such measures shall not be deemed as waiver of the arbitration procedure by the Parties, (b) enforce any arbitration decision, including final arbitration award, and (c) ensure the installation of the Arbitration Tribunal. For such purpose, the Parties elect the court of the judicial district of São Paulo, State of São Paulo, at the waiver of any other, however privileged it may be.

9.2.4. The arbitration seat shall be the city of São Paulo, State of São Paulo.

9.2.5. The arbitration procedure shall be conducted in Portuguese language.

9.2.6. The dispute shall be decided in accordance with the Brazilian laws, with judgment in equity being prohibited.

9.2.7. The arbitration procedure will be secret. The Parties agree not to disclose arbitration information and documents. The disclosure may be made if (i) the duty to disclose arises out of law, (ii) it is ordered by an administrative or judicial authority, or (iii) it is necessary to defend the Party’s interest.

In witness whereof, the directors of the Companies execute this Protocol and Justification in five (5) counterparts of the same content and form and for one sole effect, together with the witnesses below.

São Paulo, [=].

(remainder of this page intentionally left blank)

Exhibit D

TO THE VOTING AGREEMENT AND OTHER OBLIGATIONS

[Antitrust Protocol]

PROTOCOL FOR EXCHANGE OF SENSITIVE INFORMATION BY CLEAN TEAM AND PROCEDURES FOR INTEGRATION PLANNING BY THE EXECUTIVE COMMITTEE — “ANTITRUST PROTOCOL”

This Protocol for Exchange of Sensitive Information by Clean Team and Procedures for Integration Planning by the Executive Committee (“ANTITRUST PROTOCOL”) is executed by and between:

SUZANO PAPEL E CELULOSE S.A., a publicly-held company enrolled with CNPJ/MF under No. 16.404.287/0001-55, with its principal place of business in the City of Salvador, State of Bahia, at Avenida Professor Magalhães Neto No. 1752, 10th floor, rooms 1010 and 1011, Pituba, Postal Code 41810-012, herein represented on the terms of its Bylaws (“SUZANO PAPEL E CELULOSE”); and

FIBRIA CELULOSE S.A., a publicly-held company enrolled with CNPJ/MF under No. 60.643.228/0001-21, with its principal place of business in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos No. 302, 3rd and 4th (part occupancy) floors, Edifício Vila Olímpia Corporate, Tower B, Vila Olímpia, Postal Code 04551-010, herein represented on the terms of its Bylaws (“FIBRIA”);

SUZANO PAPEL E CELULOSE and FIBRIA are referred to indistinctively and severally as “Party” and jointly as “Parties”,

1. WHEREAS:

1.1. The Controlling Shareholders of Suzano and Controlling Shareholders of Fibria, as defined in the Voting Agreement And Other Obligations executed by and between the said parties and SUZANO PAPEL E CELULOSE on March 15, 2018, have agreed to perform the combination of operations and equity interests of SUZANO PAPEL E CELULOSE and FIBRIA, by means of a corporate restructuring that will result in the conversion of FIBRIA into a wholly-owned subsidiary of SUZANO PAPEL E CELULOSE and in the receipt, as consideration, by all of the shareholders of FIBRIA, in the same conditions, of a certain amount in cash and in new common shares issued by SUZANO PAPEL E CELULOSE (the “Transaction”);

1.2. This Antitrust Protocol intends to assure that the exchange of Sensitive Information (as defined below) that is necessary for the assessment and planning of the Transaction and of its planning integration shall not result in any violation of the rules of defense of competition in any jurisdiction, particularly but not limited to Law No. 12.529/2011, as well as stipulates the procedure for exchange of Sensitive Information relating to the Transaction and the corresponding auditing, assessment, quantification of synergy, regulatory approvals and/or planning of integration.

1.3. The terms of this Antitrust Protocol are binding on the Parties and the members of the Clean Team and of the Executive Committee, and shall apply likewise to the members of the Clean Team and of the Executive Committee designated in Exhibit I of this Antitrust Protocol, as well as the members that may be designated by the parties subsequently to the date of execution of this instrument, which shall formally accept the terms established hereunder by means of execution of the Instrument of Adhesion included in Exhibit III.

2. DEFINITION OF SENSITIVE INFORMATION

2.1. Pursuant to the general definition divulged by the Administrative Council of Economic Defense (CADE), and adopted by the Parties for the purposes of this Antitrust Protocol, the following information shall be considered to be “Sensitive Information” and, thus, deserving more attention by the Parties, information comprising data that are competitively sensitive on the items listed below, but do not include any data and information on such items made available in an aggregate and/or lagged form for at least three (3) months:

a)	costs incurred by the parties involved;
b)	level of capacity and expansion plans;
c)	marketing strategies;
d)	pricing of products (prices, profit margin and discounts);
e)	clients and assured discounts;
f)	employee salaries;
g)	suppliers and the terms of contracts executed with them;
h)	non-public information on the trademarks and patents and Research and Development (R&D);
i)	competitive strategies, among others.

2.2. All of the Sensitive Information must be (i) marked as “Confidential Clean Team” at the time of its availability, (ii) inserted in the “Clean Team” file on an electronic data room related to the Transaction, the access to which shall remain restricted to the members of the relevant Clean Teams, or (iii) if verbal, identified as having access to the Clean Team by the Party that makes it available at the time of such availability.

2.3. Not to be included among the Sensitive Information is any information that (i) is in the public domain prior to disclosure to the other party; (ii) is legally in possession of the party prior to the disclosure; or (iii) enters the public domain by means of a publication, act or omission by any party that is not the receiver of such Sensitive Information.

3. TREATMENT OF THE SENSITIVE INFORMATION

3.1. The Sensitive Information shall only be disclosed for the following purposes:

•	Conduction of the restricted due diligence of FIBRIA by SUZANO PAPEL E CELULOSE for assessment of the terms of the Transaction;
•	Assessment of possible synergies between the businesses of the Parties expected upon conclusion of the Transaction;

•	Analysis and establishment of the terms of the Transaction;
•	Planning of the process of integration to be implemented subsequent to the Transaction;
•	Conduction of competition analysis and/or preparation of the form for submission and other documents of the notification of the Transaction to the CADE and to the other governmental Antitrust authorities to which the Transaction will be presented (“Governmental Competition Authorities”).

3.2. The Sensitive Information shall be maintained strictly in secrecy and shall not be used for any other purpose (including but not limited to competition-related or commercial purposes) that is not the one designated in item 3.1 above.

3.3. The Party that receives the Sensitive Information shall assure that the Sensitive Information received shall only be made available to:

i.	its collaborators that are members of the Clean Team (Exhibit I) or those that may be included in the Clean Team after the date of execution of this Antitrust Protocol and upon execution of the Instrument of Adhesion to this Antitrust Protocol (pursuant to Exhibit III);
ii.	its executives that are members of the Executive Committee (Exhibit I) or those that may be included in the Executive Committee after the date of execution of this Antitrust Protocol and by means of execution of the Instrument of Adhesion hereto (pursuant to Exhibit III), provided that they receive information only from the Clean Team in the form of the reports and summaries permitted pursuant to item 4.8 below;
iii.	outside advisors upon execution of the Instrument of Adhesion to this Antitrust Protocol by a person that is authorized to represent the legal entity of the outside advisory (pursuant to Exhibit III);
iv.	an outside antitrust attorney and any advisors that are contracted by an outside antitrust attorney by means of the execution of the Instrument of Adhesion to this Antitrust Protocol (pursuant to Exhibit III) by a person that is authorized to represent the legal entity of the attorneys’ office and of the outside advisory.

3.4. Each Party must maintain an accurate record of all of the Sensitive Information disclosed to the other Party in the context of the Transaction, the date and the circumstances of the disclosure (e.g. availability in the data room, correspondence, meeting, telephone conferences, among others).

3.5. Each Party must systematize and organize the Sensitive Information in a Clean Room (virtual data room), the access to which shall be restricted to the members of the relevant Clean Teams authorized to access such Sensitive Information, so as to restrict the decentralized disclosure of Sensitive Information to the other Party.

4. CLEAN TEAM AND EXECUTIVE COMMITTEE

4.1. Each Party shall notify the other Party regarding the persons that will be part of the Clean Team, who shall not be part of the Executive Committee.

4.2. Each Party shall notify the other Party of the persons that will participate in the Executive Committee, who shall not be part of the Clean Team.

4.3. A person shall not become a member of the Clean Team or of the Executive Committee until the contact of the legal team of the relevant Clean Team or of the Executive Committee has provided all of the necessary information to such individual and that he or she has become aware of and has accepted the totality of the obligations provided in this Antitrust Protocol.

4.4. Each Party has the right to add or replace the members of the Clean Team or of the Executive Committee at any time, by giving written notification to the other Party, including a copy of the Instrument of Adhesion to this Antitrust Protocol duly executed by the new member of the Clean Team or of the Executive Committee.

4.5. Each Party shall ensure that its relevant Clean Team is made up only of persons that need to have access to the Sensitive Information for the purposes established in Article 3.1 above. The Clean Teams shall not consist of any employees or representatives of the Parties that are directly involved, irrespective of their position (i) in the commercial and/or strategic transactions and decisions (including but not limited to the transactions or decisions involving prices, sales, relationship with clients, futures offerings and marketing) of the day-to-day businesses of the Party, and (ii) other areas of the business that are sensitive to the commerce and that are considered to be direct competitors in the market of activity of the Parties during the Restriction Period.

4.6. For the purposes of this Antitrust Protocol, “Restriction Period” shall be the period in which a person becomes a member of the Clean Team of one of the Parties (even if subsequently he/she leaves the Clean Team) until the event that occurs first among those designated below:

•	conclusion of the transaction discussed among the Parties pursuant to the Transaction; or
•	twelve (12) months as from the moment in which the access to the Sensitive Information by the Clean Teams of the Parties has ceased.

4.7. Each Party must assure that the Sensitive Information shall not be disclosed to other persons or entities that are not included in the Clean Team of the other Party, and that the Sensitive Information shall be maintained separately from the other documents and records, as well as shall be protected with the same level of security and degree of care that would be applied to their own Sensitive Information.

4.8. The Clean Team and/or the outside advisors of the Parties must report to the Executive Committee of the Party to which they are related any conclusion or result of any analysis deriving from their revision of the Sensitive Information, as reasonably necessary for the purposes designated in Article 3.1, provided that any Sensitive Information (i) has been omitted, edited, aggregated or sufficiently hidden, or (ii) is a summary of the Sensitive Information that per se does not represent Sensitive Information (for example, provided that the information contained in such summary has been sufficiently aggregated and/or lagged (in at least three (3) months).

4.9. If any one of the Parties or a member of the Clean Team is required by any law, rule or regulation, or further, requested or required by any court, legislative or administrative body, to disclose any sensitive information, then the Party or the member of the Clean Team, as the case may be, shall, to the extent permitted by law, promptly and prior to disclosure, notify the Party that provided the requested information, as well as provide complete documentation concerning the disclosure, so that an appropriate protective measure can be requested and/or any action be taken, if possible.

4.10. The members of the Executive Committee of the Parties may hold meetings with the purpose of addressing the future process of integration of the Parties. For the purpose of ensuring that such meetings will not result in any violation of antitrust rules in any jurisdiction, particularly but not limited to Law No. 12.529/2011, the Parties hereby agree to refrain from exchanging Sensitive Information in such meetings or by any other mean that is not the Clean Team, to maintain records in agendas and minutes of the meetings and to have the supervision of an independent member in such meetings. Such procedures must be adopted even after approval by the pertinent antitrust authorities and until conclusion of the Transaction.

5. CONTACTS

5.1. Each Party designates hereby a person to provide the necessary legal guidance to its Clean Team and Executive Committee. All of the requests for information, clarifications or advisory made to or by the Clean Team or Executive Committee shall be managed by the relevant members that are legally responsible for the Parties, as designated below.

For SUZANO PAPEL E CELULOSE:

Internal Attorneys:

[=]

Outside Attorneys:

[=]

For FIBRIA:

Internal Attorneys:

[=]

Outside Attorneys:

[=]

5.2. The Parties may periodically replace and/or add other legal representatives. Any alteration of a legal representative by one of the Parties shall be notified in writing to the legal representatives of the other party.

6. OUTSIDE ADVISORS

6.1. Each Party may provide Sensitive Information to an outside professional advisor designated by the other Party and contracted by such Party to assist it in relation to the operation that is subject-matter of the Transaction (independent accountants, attorneys, financial advisors, etc.), provided that the such outside professional advisor has duly executed the Instrument of Adhesion to this Antitrust Protocol and/or a person that is authorized to represent the legal entity of the attorneys’ office and of the outside advisory (pursuant to Exhibit III).

7. RETURN AND DESTRUCTION OF THE SENSITIVE INFORMATION

7.1. In the case of finalization of the understandings relating to the Transaction, all of the Sensitive Information shall be returned to the owner or destroyed as agreed between the Parties in writing.

7.2. In addition, it is understood that in the event that the proposed Transaction is not concluded, the obligations established in this Antitrust Protocol shall remain in force for a period of twelve (12) months after the end of the negotiations, which date shall be formalized by the Parties in writing.

8. VIOLATION

8.1. The Parties are aware and agree that the violation of the provisions contained in this Antitrust Protocol may cause irreparable damages that cannot be adequately remedied by a legal measure. Thus, the Parties have the right to seek specific performance of the provisions of this Antitrust Protocol to forbid a violation or threat of violation and any other measure, including damages and provisional remedies, granted by a court with jurisdiction as established below.

8.2. The Parties agree that the confidentiality established in this Antitrust Protocol imposes affirmative and negative covenants, with the possibility of specific execution of such obligations to avoid or remedy the violation of this covenant, whereby the Party that has its Sensitive Information disclosed may proceed on the terms of Articles 632 et seq of the Brazilian Code of Civil Procedure, without prejudice to the other measures provided by law.

9. APPLICABLE LEGISLATION

9.1. This Antitrust Protocol and any other obligation that may arise in connection with the matter provided hereunder shall be construed and governed pursuant to the laws of the Federative Republic of Brazil. In the event of any litigation deriving from this Antitrust Protocol or in connection with any non-contractual obligations or others that derive here from or are related hereto, the Parties elect the courts of the judicial district [of São Paulo, State of São Paulo], waiving any other, no matter how privileged it may be.

In witness hereof, the parties execute this instrument in two (2) counterparts of equal content and form, in the presence of the two (2) undersigned witnesses.

São Paulo, [=].
SUZANO PAPEL E CELULOSE
Name:
Title:
Name:
Title:
FIBRIA
Name:
Title:
Name:
Title:

Witnesses:

1.	2.
Name:
ID No.:

EXHIBIT I TO THE ANTITRUST PROTOCOL

MEMBERS OF THE CLEAN TEAM

SUZANO PAPEL E CELULOSE’S CLEAN TEAM

Name	Title
[=]	[=]
[=]	[=]
[=]	[=]
[=]	[=]

FIBRIA’S CLEAN TEAM

Name	Title
[=]	[=]
[=]	[=]
[=]	[=]
[=]	[=]

MEMBERS OF THE EXECUTIVE COMMITTEE SUZANO PAPEL E CELULOSE’S EXECUTIVE COMMITTEE

Name	Title
[=]	[=]
[=]	[=]
[=]	[=]
[=]	[=]

FIBRIA’S EXECUTIVE COMMITTEE

Name	Title
[=]	[=]
[=]	[=]
[=]	[=]
[=]	[=]

EXHIBIT II —

Guidance — Clean Team

Purpose: To minimize the risks of occurrence of “gun jumping” and violation of the antitrust rules. For such purpose the Parties must avoid the practice of any activities that could characterize the conclusion of the Transaction prior to its closing.

Based on the above, the Parties must maintain their physical structures and the competitive conditions unaltered until the conclusion of the Transaction, with prohibition, except in the ordinary course of business and consistent with past practices, of:

•	any transfers of assets between the Parties;
•	any type of influence of a Party on the normal course of the businesses of the other, including strategic aspects of the businesses such as submission of decision on prices, clients, commercial or sales policy, planning, market strategies and other sensitive decisions;
•	the exchange of information that is sensitive in terms of competition and that is not strictly necessary for the execution of the entailing documents between the Parties.

The Parties must observe the following guidance:

•	the Parties may not coordinate their activity with clients, potential clients, suppliers or potential suppliers, or in any other way cooperate in relation to commercial matters;
•	the Parties may plan the integration but may not implement any step of the integration until the closing of the Transaction;
•	Information that is sensitive in terms of competition must be exchanged only for conduction of audit, facilitate the planning of the integration and obtain regulatory approvals;
•	Whenever possible, share only historical information (which has been lagged for at least three (3) months) and/or aggregated to reduce the competition-related sensibility of the information; and
•	All of meetings between the Parties shall follow an agenda that is pre-approved by the legal advisors.

EXAMPLES OF INFORMATION THAT CAN BE SHARED:

i.	Aggregate or old (legged for at least three (3) months), that does not disclose details about specific clients;
ii.	Disclosed for purposes of conduction of due diligence and provided that it is not disclosed to any person of the area of marketing, attribution of price or sales/commercial of SUZANO PAPEL E CELULOSE;

iii.	Disclosed by means of use of an independent agent that collects the information from FIBRIA and presents it to SUZANO PAPEL E CELULOSE in an aggregate form, and/or legged for at least three (3) months;
iv.	General financial information such as balance sheet or similar data;
v.	General information on products and their production lines, as well as on the general activities of the business;
vi.	General information on data processing and technology systems in general;
vii.	Reports on occupational safety and health;
viii.	General information on the medical and dental health plan and other human resources data that are not specific of the employees (such as salaries and benefits received);
ix.	Information in relation to the operational, management and personnel management;
x.	General information on joint ventures or corporate arrangements to which the company is a party;
xi.	Any information that is normally made available to third parties (for example, analysis of the acts of the company) and that clearly does not have content that could be construed as sensitive in terms of competition.

EXAMPLES OF SENSITIVE INFORMATION:

i.	Current and future price, price table, pricing policy, plan and other competitive terms in relation to sales;
ii.	Current or future profit margin or profitability target of certain products;
iii.	Forecasts of future or perspective earnings/invoicing;
iv.	Costs of specific products;
v.	Competitive strategies or policies;
vi.	Future business plans, including those relative to marketing, sales, promotions, investments, expansion and contracting, budget or insertion of new products;
vii.	Identification of potential clients or suppliers;
viii.	Current negotiations with clients;
ix.	Bidding procedures in which FIBRIA participates or intends to participate;
x.	Specific clients relating to cost, price, profitability, profit margin, marketing or products development plan;

xi.	Technologies detained by FIBRIA;
xii.	Potential mergers, acquisitions and/or other corporate reorganizations in potential;
xiii.	Information of a commercial nature, such as price policies, discounts, sales strategies;
xiv.	Any business information that can be used to restrict competition — particularly if no consummation of the transaction occurs;
xv.	Any information that grants a competitive advantage or that encourages any one of the parties to alter their business strategy in detriment of the consumers;
xvi.	Information that, if known to the competing party, raises its capacity of forecasting the prices and production strategies of the other party, or innovations strategies with a certain degree of assurance and specificity;
xvii.	Information that is not reasonably related with the conduction of a due diligence or the planning of integration;
xviii.	Information that gives rise to alteration in the business strategies of SUZANO PAPEL E CELULOSE prior to consummation of the transaction;
xix.	Information that interferes in the capacity of the CADE or of other Antitrust Authorities in obtaining an effective remedy.

EXHIBIT III —

INSTRUMENT OF ADHESION TO THE ANTITRUST PROTOCOL

I,                         , hereby represent that I have read fully the Protocol for Exchange of Sensitive Information by Clean Team and Procedures for Integration Planning by the Executive Committee (“Antitrust Protocol”), and agree to become bound to its terms and conditions.

Further, I agree to refrain from disclosing to anyone the Sensitive Information (as defined in the Antitrust Protocol) made available to the Clean Team, except pursuant to the provisions of the Antitrust Protocol, and to use and store information only in accordance with the guidelines shown in the Antitrust Protocol.

I also agree that (i) any Sensitive Information disclosed to me on account of my inclusion in — and of the works carried out in relation to — the Clean Team shall be used strictly for the purposes established in Article 3.1 of the Antitrust Protocol and never for any other purpose, and (ii) I shall not use such Sensitive Information in any business matter, or for own use (including improper use of privileged information), nor shall disclose such Sensitive Information to any other person other than as established in the Antitrust Protocol.

I hereby represent that I am aware of the penalties (in the administrative, civil and criminal spheres) to which I am subject in the event of failure to comply with the obligations established for the members of the Clean Team and of the Executive Committee and of my obligations in relation to this project.

Executed by:
Date:
Name:
Title:

Exhibit E

TO THE VOTING AGREEMENT AND OTHER OBLIGATIONS

ADHESIONCONTRACT

By this adhesion contract (“Adhesion Contract”), Fibria Celulose S.A., publicly-held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with its registered office in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia (“Fibria”), represented pursuant to its Bylaws, adhere to the terms, irrevocably and irreversibly, on the Voting Agreement and Other Obligations executed on March 15, 2018 between, on the one hand, Suzano Holding S.A., David Feffer, Jorge Feffer, Daniel Feffer and Ruben Feffer and, on the other hand, Votorantim S.A. and BNDES Participações S.A. - BNDESPAR , and also, as a consenting party, Suzano Papel e Celulose S.A. (“Agreement”), specifically and exclusively with respect to the obligations applicable to it, contained in the following clauses of the Agreement:

(i)       Clause 1.3;

(ii)       Clause 3.3.1.1;

(iii)       Clause 4.1 and its subClauses 4.1.1, 4.1.2 and 4.1.4;

(iv)       Clauses VIII and IX;

(v)       Clause 10.1 and its subClauses 10.1.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7 and 10.8; and

(vi)       Clause XI.

The Fibria also undertakes, as of this date, to comply with all provisions set forth in Clause 7.1 and subClause 7.1.1 of the Merger Protocol and Justification, which is attached to the Agreement.

São Paulo, [=] [=], 2018

Fibria Celulose S.A.

[...]

[...]

Exhibit E

TO THE VOTING AGREEMENT AND OTHER OBLIGATIONS

ADHESION CONTRACT

By this adhesion contract (“Adhesion Contract”), [Holding], corporation, enrolled with the CNPJ/MF under No. [29.339.648 / 0001-79], with its registered office in [São Paulo], State of [ São Paulo], at Rua [Pamplona, No. 724, 7th floor, suite 77, Zip code: 01405-001] (“Holding”), hereby represented pursuant to its Bylaws, adhere to the terms, irrevocably and irreversibly, on the Voting Agreement and Other Obligations executed on March 15, 2018, between, on the one hand, Suzano Holding S.A., David Feffer, Jorge Feffer, Daniel Feffer and Ruben Feffer and, on the other, Votorantim S.A. and BNDES Participações SA - BNDESPAR, and also, as a consenting party, Suzano Papel e Celulose S.A. (“Agreement”), specifies and exclusively with regard to the obligations applicable to it under the Agreement.

For the due purposes, the Holding expressly adheres to the provisions of Clause XI of the Agreement.

São Paulo, [=] [=], 2018.

Holding

[...]

[...]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2018

Fibria Celulose S.A.

By: /s/ Guilherme Perboyre Cavalcanti

Name: Guilherme Perboyre Cavalcanti

Title: CFO and IRO

EXHIBIT 2

Voting Agreement and Other Covenants

among,

on one side,

Suzano Holding S.A.,

David Feffer,

Daniel Feffer

Jorge Feffer,

and

Ruben Feffer

and, on the other side,

Bndes Participações S.A. - BNDESPAR

and, also, as intervening consenting party

Suzano Papel e Celulose S.A.

Entered into on March 15, 2018

Voting Agreement and Other Covenants

By this instrument, on one side:

I.	Suzano Holding S.A., a publicly-held company with headquarters in the City of São Paulo, State of São Paulo, at the address Avenida Brigadeiro Faria Lima, no. 1355, 9th Floor, part, National Corporate Taxpayer Number of the Ministry of Finance (Cadastro Nacional de Pessoas Jurídicas do Ministério da Fazenda – “CNPJ/MF”) 60.651.809/0001-05, herein represented pursuant to its Bylaws, hereinafter referred to as “Suzano Holding”;
II.	David Feffer, nationality: Brazilian, marital status: married, profession: businessman, I.D. no. 4.617.720-6 issued by the Public Safety Department of São Paulo (Secretaria da Segurança Pública/São Paulo – SSP/SP), Individual Taxpayer Number of the Ministry of Finance (Cadastro de Pessoas Físicas do Ministério da Fazenda – “CPF/MF”) 882.739.628-49, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial office at the address Avenida Brigadeiro Faria Lima, no. 1355, 9th Floor, hereinafter referred to as “David”;
III.	Daniel Feffer, nationality: Brazilian, marital status: married, profession: lawyer, I.D. no. 4.617.718-8 (SSP/SP), CPF/MF 011.769.138-08, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial office at the address Avenida Brigadeiro Faria Lima, no. 1355, 9th Floor, hereinafter referred to as “Daniel”;
IV.	Jorge Feffer, nationality: Brazilian, marital status: divorced, profession: business administrator, I.D. no. 4.617.719-X (SSP/SP), CPF/MF 013.965.718-50, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial office at the address Avenida Brigadeiro Faria Lima, no. 1355, 9th Floor, hereinafter referred to as “Jorge”; and
V.	Ruben Feffer, nationality: Brazilian, marital status: married, profession: business administrator, I.D. no. 16.988.323-1 (SSP/SP), CPF/MF 157.423.548-60, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial office at the address Avenida Brigadeiro Faria Lima, no. 1355, 9th Floor, hereinafter referred to as “Ruben” and, together with Suzano Holding, David, Jorge and Daniel, jointly referred to as “SH Shareholders”;

And, on the other side:

VI.	Bndes Participações S.A. - BNDESPAR, a corporation incorporated as a wholly-owned subsidiary of the federal state-owned company Banco Nacional de Desenvolvimento Econômico e Social – BNDES, with headquarters in the City of Brasília, Federal District, at the address Setor Comercial Sul - SCS, Centro Empresarial Parque Cidade, Block 9, Tower C, 12th Floor and service office and tax domicile in the City of Rio de Janeiro, State of Rio de Janeiro, at the address Avenida República do Chile no. 100 – part, CNPJ/MF 00.383.281/0001-09, herein represented pursuant to its Bylaws, hereinafter referred to as “BNDESPAR”;
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and, also, as intervening consenting party:

Suzano Papel e Celulose S.A., a publicly-held company, CNPJ/MF 16.404.287/0001-55, with headquarters in the City of Salvador, State of Bahia, at the address Avenida Professor Magalhães Neto, no. 1752, 10 andar, salas 1010 e 1011, Bairro Pituba, CEP 41810-012, herein represented pursuant to its Bylaws (“Suzano” or the “Company”);

The SH Shareholders and BNDESPAR are referred to indistinctly and individually as “Party” and jointly as “Parties,”

Whereas:

The SH Shareholders and BNDESPAR have entered into, on this date, together with Votorantim S.A. and with Suzano as intervening consenting party, a Voting Agreement and Assumption of Obligations (“Votorantim Voting Agreement”) by which they agreed to combine the operations and shareholdings of Suzano and Fibria Celulose S.A. (“Fibria”), by means of a corporate reorganization to be implemented under the terms and conditions of the Instrument of Filing and Justification of Merger of Shares, the draft of which is included in Exhibit C to the Votorantim Voting Agreement (“Filing and Justification”) which will result in the conversion of Fibria into a wholly-owned subsidiary of Suzano and the receipt, as consideration, by all of Fibria’s shareholders, under the same conditions, on the Transaction Completion Date (as defined in the Filing and Justification), of (i) one installment in national currency of R$29,036,732,077.50 (twenty-nine billion, thirty-six million, seven hundred and thirty-two thousand, seventy-seven Brazilian reais and fifty cents), to be adjusted and paid in accordance with the Filing and Justification, and (ii) 255,000,000 (two hundred and fifty-five million) new common shares issued by Suzano, to be adjusted as provided in the Filing and Justification (the “Transaction”);

The implementation of the Transaction is subject to verification and/or waiver (as applicable) of certain Conditions Precedent, as defined and set forth in the Votorantim Voting Agreement and in the Filing and Justification;

Without prejudice to the provisions of the Votorantim Voting Agreement and subject to the completion of the Transaction, the Parties wish to regulate certain rights and obligations which shall take effect upon the completion of the Transaction, in accordance with this Agreement;

Therefore, the Parties agree to enter into this Voting Agreement and Other Covenants (“Agreement”) pursuant to Article 118 of the Brazilian Corporate Law, which shall be governed by the following terms and conditions:

Section I - Definitions

1.1       In addition to other expressions defined in this Agreement, the following shall have the meaning

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ascribed to them as follows:

“Affiliates” means, with respect to a person, (i) any other person who, directly or indirectly, Controls said person, is Controlled by said person or is under common Control with said person; or, exclusively with respect to an individual, (ii) his/her spouse, his/her ascendants, descendants, close relatives up to the second degree, heirs, surviving spouses and successors in any capacity, and the legal entities Controlled by said person. In addition, with respect to the SH Shareholders, Affiliate means the other shareholders, as of this date, of Suzano Holding, and their respective heirs and successors.

“Control” (including the terms “To Control,” “Controlling” and “Controlled by”) means the power of a person or group of persons, directly or indirectly, through the ownership of bonds or securities with voting rights or by agreement, to hold rights that permanently assure this person or group of persons preponderance over corporate deliberations and the power to elect the majority of its managers. There is a rebuttable presumption that a person holds Control if said person, directly or indirectly, holds shares assuring it an absolute majority of votes among shareholders attending a company’s last three (3) shareholders’ meetings, even if it does not hold shares ensuring the absolute majority of the voting stock.

“Controlled Companies” means any subsidiary of the Company that is directly or indirectly Controlled by it.

“Impacted Shares” has the meaning ascribed to it in Section 3.1.

“Novo Mercado Listing Rules” means the rules of the Novo Mercado listing segment of B3 S.A. – Brasil, Bolsa, Balcão, which has been in force since January 2, 2018.

“SH Shares” has the meaning ascribed to it in Section 2.1.

Section II – Compliance with the Voting Agreement

2.1       The SH Shareholders, irrevocably and irreversibly, before BNDESPAR, undertake to comply with this Agreement and to exercise the voting right of the shares issued by Suzano of which they are and become holders, during the term of effectiveness of each obligation set forth under this Agreement, directly or indirectly (“SH Shares”), under the terms set forth herein, and to observe the restrictions on the circulation of the Impacted Shares provided herein.

2.2       This Agreement and the provisions herein shall apply to the Company and shall bind such company, as well as the SH Shareholders and BNDESPAR, under the terms set forth herein.

2.2.1       The SH Shareholders and BNDESPAR undertake to:

(i)                                       comply with the provisions of this Agreement with respect to the Company;

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(ii)                                    cause the Company to exercise its voting rights in the respective Controlled Companies, in order to ensure, at all times, the full and faithful performance of this Agreement;

(iii)                                 cause the Controlled Companies to exercise their voting rights in their respective Controlled Companies, in order to ensure, at all times, the full and faithful performance of this Agreement; and

(iv)                                 ensure that the managers elected by the SH Shareholders and BNDESPAR to the Company perform and cause performance of the provisions of this Agreement.

2.2.2       Whenever there is a voting agreement agreed upon in any section of this Agreement, the Company, as well as its Controlled Companies, are hereby authorized and required to calculate the votes of the Parties as agreed herein, disregarding the contrary votes as null and void.

Section III - Voting Agreements

3.1       Policy for Nominating Independent Members of the Board of Directors. Subject to the completion of the Transaction and in compliance with the provisions of the Brazilian Corporate Law, applicable regulations and Suzano’s Bylaws, the SH Shareholders, irrevocably and irreversibly, undertake to (i) instruct the members of the Board of Directors nominated by them, and which are not considered Independent Directors, pursuant to the Novo Mercado Listing Rules, to take all measures so that the Company’s Policy for Nominating Members of the Board of Directors in accordance with Exhibit 3.1 is approved by the Board of Directors, within 90 (ninety) days from Transaction completion date, as well as adopted as of the Company’s first Annual Shareholders’ Meeting that elects members of the Board of Directors and that is held after completion of the Transaction due to the end of the terms of office of the members of the Board of Directors then underway.

3.1.1.       Subject to the foregoing, any of the provisions in the Company’s Policy for Nominating Members of the Board of Directors may be amended by resolution of the Board of Directors pursuant to item 4.1 of Exhibit 3.1.

3.1.1.1.       The SH Shareholders undertake to instruct the members of the Company’s Board of Directors nominated by them not to change the quorum set forth in item 4.1 of Exhibit 3.1 until BNDESPAR holds shares issued by the Company representing 5% (five percent) or less of its capital stock, and the SH Shareholders also undertake to ensure that the members of the Board of Directors nominated by them comply with and cause compliance with the provisions set forth in this Section. The obligation set forth in this Section 3.1.1.1 shall be automatically terminated as soon as BNDESPAR holds shares issued by the Company representing 5% (five percent) or less of its capital stock.

3.1.2.       Once the Company’s Policy for Nominating Members of the Board of Directors has been approved, pursuant to Section 3.1, the obligation set forth in the same Section 3.1 shall be automatically terminated.

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3.2       Financial Obligations. Subject to the completion of the Transaction, and in compliance with the provisions of the Brazilian Corporate Law, the applicable regulations, Suzano’s Bylaws, the SH Shareholders, irrevocably and irreversibly, undertake to (i) instruct the members of the Board of Directors nominated by them to approve, and (ii) in the management of the Company and its Controlled Companies, subsidiaries, associated companies and consortia, to observe the restrictions, as applicable, established in the financial obligations included in this Agreement as Exhibit 3.2.

3.2.1       Subject to the foregoing, the obligation set forth in Section 3.2 shall automatically terminate (i) on December 31, 2021; or (ii) as soon as BNDESPAR holds shares issued by the Company representing at least 5% (five percent) of the Company’s total capital stock, whichever occurs first.

3.2.2       The SH Shareholders undertake to instruct the members of the Company’s Board of Directors nominated by them to adopt the necessary measures so that any change to the Financial Policy or its revocation by means of a resolution of the Board of Directors shall only be carried out with an affirmative vote of at least 60% (sixty percent) of its members, and at least one (1) of the affirmative votes shall have been made by an independent member of the Board of Directors. The obligation set forth in this Section will remain in force until BNDESPAR holds shares issued by the Company representing 5% (five percent) or less of its capital stock, and the SH Shareholders shall also be required to ensure that the members of the Board of Directors nominated by them comply with and cause compliance with the provisions of this Section.

3.3       BNDESPAR Advance Statement: While the obligation set forth in Section 3.2 remains in force, BNDESPAR shall be entitled to make a statement in advance on any proposal for the distribution of dividends or investments that may be made in events where the indebtedness goal set forth in Exhibit 3.2 is exceeded or in which such distribution or investment will cause that goal to be exceeded (“Approval Item”).

3.4       BNDESPAR’s right to make a statement in advance, as a shareholder of the Company, shall be as follows: (1) the Chairman of the Company’s Board of Directors, for those Meetings of the Company and/or any of its Controlled Companies, as applicable, which include an Approval Item, shall send to BNDESPAR, by e-mail and registered letter (“Letter”), a proposal of the agenda containing the description of the matter to be approved and the reasons for its approval, as well as the proposal for approval of each Approval Item; and (2) BNDESPAR shall have a period of 30 (thirty) days after the date of receipt of the Letter, by e-mail and registered letter, to respond, it being understood that BNDESPAR’s lack of statement at the end of said period shall not prevent the approval of the matter by the SH Shareholders.

3.5       The Parties undertake, as shareholders of the Company, to act in good faith and diligently to ensure compliance with the voting obligations set forth herein, always observing the Company’s interest and ensuring that the Company maintains its normal course of business. In addition, the SH Shareholders and the Company undertake to take all necessary measures to ensure that the members of the Board of Directors and the other managers of the Company or any of its Controlled Companies who have been

6

elected or nominated by any of the Parties or by the Company, or that may be elected or nominated by any of the Parties or by the Company, always vote, in any resolutions, in accordance with the provisions in this Agreement.

3.6       The exercise by any of the Parties, by the members of the management elected or nominated by any of the Parties and/or any of the representatives of the Parties, of the right to vote contrary to the provisions established herein, shall result in the nullity of a resolution thus made, without prejudice to the right of the interested Party to advance specific performance of the obligation in breach.

3.7       Regardless of in-court or out-of-court proceedings, any of the Parties shall be entitled to request that the Chairman of any Meetings of the Company’s Board of Directors declare the nullity of votes made against the provisions of this Agreement.

3.8.       Subject to the completion of the Transaction and as long as BNDESPAR holds shares issued by the Company representing at least 10% (ten percent) of its total capital stock, BNDESPAR shall have the right to nominate one (1) member to the Company’s Board of Directors. Any director to be nominated by BNDESPAR, pursuant to this Agreement, must be qualified as an independent director pursuant to the Company’s Policy for Nominating Members of the Board of Directors included in this Agreement as Exhibit 3.1. The SH Shareholders may exercise their voting rights to amend the Company’s Bylaws in order to increase the maximum number of seats on the Company’s Board of Directors from nine (9) to ten (10) members. If the SH Shareholders opt to increase the number of seats on the Company’s Board of Directors, pursuant to this Section 3.8, the SH Shareholders shall inform this fact to BNDESPAR in writing, within 30 (thirty) days after completion of the Transaction. Upon BNDESPAR’s receipt of such written communication, pursuant to this Section, BNDESPAR undertakes to exercise its voting right to approve said amendment to the Company’s Bylaws.

3.8.1.       At least 90 (ninety) days after completion of the Transaction, the SH Shareholders shall cause the Company’s Management to call an Extraordinary Shareholders’ Meeting to:

(a)              if the SH Shareholders have not opted to increase the number of seats on the Company’s Board of Directors under Section 3.8, (i) hear the resignation of one (1) of the Company’s directors; and (ii) elect the member of the Board of Directors nominated by BNDESPAR, observing the provisions in Sections 3.8.1.1 and 3.8.1.3 below; or

(b)              if the SH Shareholders have opted to increase the number of seats on the Company’s Board of Directors under Section 3.8, (i) amend the Company’s Bylaws, so as to increase the maximum number of seats on the Company’s Board of Directors from nine (9) to ten (10); and (ii) elect the member of the Board of Directors nominated by BNDESPAR, observing the provisions in Sections 3.8.1.1 and 3.8.1.3 below.

3.8.1.1.       For the purposes of Section 3.8.1, by the Transaction completion date, BNDESPAR shall deliver written correspondence to the Chairman of the Company’s Board of Directors, indicating the name and

7

identification of the candidate for member of the Board of Directors that BNDESPAR intends to nominate.

3.8.1.2.       Within 30 (thirty) days after completion of the Transaction, the Chairman of the Company’s Board of Directors shall take measures to ensure that the candidate for member of the Board of Directors nominated by BNDESPAR, under Section 3.8.1 above, passes the vetting process of the Eligibility Committee described in the Company’s Policy for Nominating Members of the Board of Directors that is part of this Agreement as its Exhibit 3.1 and, within the same period, shall communicate to BNDESPAR in writing on the conclusion of the Eligibility Committee. In the event the Company’s Policy for Nominating Members of the Board of Directors set forth in Exhibit 3.1 has not been approved by the Board of Directors by the time the Chairman of the Company’s Board of Directors receives the written communication of BNDESPAR set forth in Section 3.8.1.1 above, the Chairman of the Board of Directors shall create an ad hoc Eligibility Committee, which shall have the same characteristics and composition as the Eligibility Committee set forth in Exhibit 3.1 to this Agreement, and said ad hoc Eligibility Committee shall assess the candidate to be member nominated by BNDESPAR in accordance with the same criteria set forth in Exhibit 3.1

3.8.1.3.       In the event the Eligibility Committee certifies that the candidate to member of the Board of Directors nominated by BNDESPAR under Section 3.8.1 above qualifies as an independent member, the SH Shareholders shall exercise their voting right such as to vote favorably to the nomination of such candidate as independent member of the Company’s Board of Directors. If the Eligibility Committee certifies that the candidate to the Board of Directors nominated by BNDESPAR does not qualify as an independent member, then BNDESPAR shall, within 30 (thirty) days after the date on which it receives written communication from the Chairman of the Company’s Board of Directors, informing on the conclusion of the Eligibility Committee, indicate a new name to be part of the Company’s Board of Directors, in which case the mechanism set forth in Section 3.8.1.2 of this Agreement shall be restarted.

3.8.2       As of the Annual Shareholders’ Meeting of 2020, inclusive, the member to the Board of Directors to be nominated by BNDESPAR shall be part of the slate to be proposed by the Company’s Management.

3.8.2.1.       For the purposes of Section 3.8.2 above, by February 1 of the year in which the Annual Shareholders’ Meeting of the Company is held in which members of the Board of Directors are elected, BNDESPAR shall deliver written correspondence to the Chairman of the Company’s Board of Directors, indicating the name and identification of the candidate for member of the Board of Directors that BNDESPAR intends to nominate.

3.8.2.2.       Within 15 (fifteen) days after the correspondence set forth in Section 3.8.2.1 above, the Chairman of the Company’s Board of Directors shall take measures to ensure that the candidate for member of the Board of Directors nominated by BNDESPAR, under Section 3.8.2.1 above, passes the vetting process of the Eligibility Committee described in the Company’s Policy for Nominating Members of the Board of Directors that is part of this Agreement as its Exhibit 3.1 and, within the same period, shall communicate to BNDESPAR in writing on the conclusion of the Eligibility Committee.

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3.8.2.3.       In the event the Eligibility Committee certifies that the candidate to member of the Board of Directors nominated by BNDESPAR under Section 3.8.2.1 above qualifies as an independent member, the SH Shareholders shall exercise their voting right such as to vote favorably to the nomination of such member as independent member of the Company’s Board of Directors. If the Eligibility Committee certifies that the candidate to member of the Board of Directors nominated by BNDESPAR does not qualify as an independent member, then BNDESPAR shall, within ten (10) days after the date on which it receives written communication from the Chairman of the Company’s Board of Directors, informing on the conclusion of the Eligibility Committee, indicate a new name to be part of the Company’s Board of Directors, in which case the mechanism set forth in Section 3.8.2.1 of this Agreement shall be restarted.

3.8.3.       The SH Shareholders and BNDESPAR undertake to exercise their voting right such as to approve the slate proposed by the Company’s Management, which shall include the member nominated by BNDESPAR and who has passed through the vetting process of the Eligibility Committee. In the event that cumulative voting is used, both BNDESPAR and the SH Shareholders shall be free to allocate their votes to candidates of the Board of Directors as they see fit, it being understood that the votes allocated to BNDESPAR shall be allocated to candidates considered independent. In the event of removal, resignation and/or replacement of the member of the Board of Directors nominated by BNDESPAR, the SH Shareholders and BNDESPAR shall exercise their voting rights such as to approve the member nominated by BNDESPAR that has been certified as independent by the Eligibility Committee set forth in Exhibit 3.1.

3.8.4.       The member nominated by BNDESPAR may only be removed, directly or indirectly, by BNDESPAR. The SH Shareholders and BNDESPAR may replace, at any time and regardless of justification, the member(s) of the Board of Directors nominated by them, and BNDESPAR and the SH Shareholders undertake to vote in the relevant Shareholders’ Meeting such as to approve such replacement, observing the procedures set forth in Exhibit 3.1, as applicable.

3.8.5.       The rights and obligations set forth in Sections 3.8 and 3.8.4 (inclusive) shall remain in effect as long as BNDESPAR holds shares issued by the Company representing, at least, 10% (ten percent) of its capital stock. If, at any time, BNDESPAR holds shares issued by the Company representing less than 10% (ten percent) of its capital stock, the rights and obligations set forth in Sections 3.8 to 3.8.3 shall be automatically resolved and terminated.

3.9.       Subject to the completion of the Transaction, the SH Shareholders shall cause the members nominated by them to the Company’s Board of Directors to exercise their voting rights to amend the Company’s Financial Policy in force on the date of this Agreement, so as to include that any amendment to the Financial Policy may only be made with an affirmative vote of at least 60% (sixty percent) of the members of the Company's Board of Directors, and at least one (1) of the affirmative votes shall have been made by an independent member of the Board of Directors.

3.9.1.       The amendment to the Company’s Financial Policy set forth in Section 3.9 above shall be made within 90 (ninety) days after completion of the Transaction.

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3.9.2.       Once the amendment to the Company’s Financial Policy has been approved, pursuant to Section 3.9 above, the voting obligations of the SH Shareholders set forth in Sections 3.9 and 3.9.1 shall be automatically terminated.

3.10.       The SH Shareholders undertake to, at least, maintain and not regress in the socio-environmental policies and practices of the Company and Fibria with respect to the socio-environmental policies and practices in force at the date of signature of this Agreement (“Socio-environmental Policies”). Accordingly, the SH Shareholders shall exercise their voting rights and shall instruct the members of the Company’s board of directors nominated by them to exercise their voting rights so as to ensure, at least, the maintenance and non-regress of the Socio-environmental Policies of the Company and of its subsidiaries, including Fibria. The obligations set forth in this Section 3.10 shall be automatically terminated as soon as BNDESPAR holds shares issued by the Company representing 5% (five percent) or less of its capital stock.

Section IV - Prohibition on the Transfer and Encumbrance of Impacted Shares and Shares Issued by Fibria and Withdrawal of Impacted Shares

4.1       Subject to the effective completion of the Transaction, the SH Shareholders undertake, irrevocably and irreversibly, not to contract or carry out the direct or indirect sale, disposition or transfer, by any means or form (“Transfer”), of the Impacted Shares it holds, or any rights related to such Impacted Shares, as well as not to establish any liens or encumbrances of any nature, in-court or out-of-court, on such Shares, including, but not limited to, pledge, security, usufruct, fiduciary sale, fideicommissum, hiring of a purchase and sale commitment or granting of option, institution of preemptive right or rent of Impacted Shares (“Lock-up”) from the Transaction Completion Date until December 31, 2019 (“Lock-up Period”), when the Lock-Up will be automatically terminated, regardless of any need of consent or statement of any of the Parties. For the purposes of this section, “Impacted Shares” means (i) 367,612,234 (three hundred and sixty-seven million, six hundred and twelve thousand, two hundred and thirty-four) shares issued by the Company held by Suzano Holding, representing, as of the date of this Agreement, 100% (one hundred percent) of the common shares issued by Suzano held by Suzano Holding; and (ii) 36,919,235 (thirty-six million, nine hundred and nineteen thousand, two hundred and thirty-five) shares issued by the Company held by David, 33,653,967 (thirty-three million, six hundred and fifty-three thousand, nine hundred and sixty-seven) shares issued by the Company held by Daniel, 32,496,352 (thirty-two million, four hundred and ninety-six thousand, three hundred and fifty-two) shares issued by the Company held by Jorge and 32,799,605 shares issued by the Company held by Ruben, representing approximately 70% (seventy percent) of the shares held individually by David, Daniel, Jorge and Ruben as of the date of this Agreement.

4.1.1.       The restrictions above do not apply to the Transfer of Impacted Shares made to Affiliates of the SH Shareholders. The Affiliates which are assignees of the Impacted Shares shall, as a condition to the Transfer, adhere to this Lock-up commitment, and undertake, just as the assignor, to respect the Lock-up. Because of the Lock-up obligation assumed hereunder, no Transfer of Impacted Shares shall be

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performed during the Lock-up Period. The above restrictions do not prevent the SH Shareholders and/or any of their Affiliates from entering into shareholders’ agreements.

4.2.       Subject to the effective completion of the Transaction, Suzano undertakes, irrevocably and irreversibly, not to contract or carry out the direct or indirect sale, disposition or transfer, by any means or form, of the shares issued by Fibria, or any rights related to these shares (“Suzano Lock-up”) during the Lock-up Period. The Suzano Lock-up shall be automatically terminated, regardless of any need for consent or statement of any of the Parties, on December 31, 2019. The Suzano Lock-up does not apply to any Transfer made in the scope of Suzano’s and/or Fibria’s corporate reorganization involving (i) merger of Fibria into Suzano or of Suzano into Fibria; (ii) other corporate reorganizations that result in or involve the sale of assets of Fibria and/or Suzano in the scope of compliance with any restrictions imposed by or agreed upon with antitrust entities or bodies and/or in the scope of or for the purpose of complying with the Financial Policy.

4.3       This Agreement does not include any restriction to the transfer of Impacted Shares or shares issued by Fibria after the Lock-up Period, such that the SH Shareholders and Suzano will be free to transfer Impacted Shares or shares issued by Fibria immediately after the end of the Lock-Up Period. The transfer of Impacted Shares or any other SH Shares to any Person who is not an Affiliate shall automatically result in the withdrawal of such shares with respect to this Agreement.

4.4.       This Agreement shall be filed at the Company’s headquarters and registered with a depositary financial institution of the shares issued by the Company during the Lock-up Period, and shall only bind the Impacted Shares.

Section V - Representations and Warranties

5.1       The SH Shareholders represent and warrant the following to BNDESPAR:

(i)                                       Suzano is a publicly-held company, duly incorporated and validly existing under the laws of the Federative Republic of Brazil;

(ii)                                    the SH Shareholders (a) shall be the holders and legitimate owners of the SH Shares on the Transaction Completion Date, which shall be fully paid-up and free and clear of any liens, except as set forth in this Agreement, the Suzano Voting Agreement, the Suzano Transfer Agreement and the Votorantim Voting Agreement and (b) have full capacity to enter into this Agreement, to carry out all transactions set forth hereunder and to comply with all the obligations assumed herein, and have taken all necessary measures to authorize its execution and the performance of the obligations set forth herein;

(iii)                                 to the best of their knowledge, there is impediment on this date and there will be no impediment on the Transaction Completion Date to the execution of this Agreement and compliance with the obligations set forth in this Agreement;

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Section VI - Effectiveness and Duration

6.1       The duration of this Agreement is subject to the effective completion of the Transaction. This Agreement shall take effect between the Parties as of the Transaction completion date and shall remain effective for as long as any of the obligations of the SH Shareholders set forth in Sections III and IV remain in force.

6.2       If the Transaction has not been completed by the final date set forth in Section VIII of the Votorantim Voting Agreement and/or the Votorantim Voting Agreement or the Filing and Justification are terminated for any reason, this Agreement shall be automatically terminated, with no penalty, indemnity or contractual fine due from one party to another hereunder.

Section VII - General Provisions

7.1       This Agreement shall be filed at the Company’s headquarters, and the Company shall respect all its terms, clauses and conditions. In the shareholders’ meetings and meetings of the Company’s management bodies, the vote of any of the Parties rendered without observing the provisions of this Agreement shall not be admitted or calculated.

7.2       Each Party shall communicate to the other Party any acts, facts or omissions that may result in infringement of this Agreement.

7.3       Any breach of any of the obligations assumed in this Agreement by any of the Parties shall ensure the other parties the right to demand specific performance in court, pursuant to Article 118 of the Brazilian Corporate Law.

7.4       The Parties, in accordance with the law, acknowledge that, except as expressly provided in this Agreement: (i) the non-exercise, grant of time, tolerance, or delay in exercising any right assured to them by this Agreement or by law shall not constitute novation or waiver of such right, nor harm its eventual exercise; (ii) the partial exercise of this right shall not prevent the subsequent exercise of the remainder of that right, or the exercise of any other right; (iii) the waiver of any right shall be valid only if it is granted in writing; and (iv) the waiver of a right shall be construed restrictively and shall not be deemed a waiver of any other right conferred by this Agreement.

7.5       This Agreement is entered into irrevocably and irreversibly, except for the cases set forth herein, and binds the Parties and their respective successors and assignees in any capacity. This Agreement is not subject to assignment or transfer by any Party, in whole or in part, except through prior written consent of the other Parties. Any amendment or change to this Agreement may only be made or be binding upon the Parties if it is written and signed by all Parties.

7.6       If any term or provision set forth in this Agreement is deemed void, illegal, unenforceable or not applicable by virtue of a legal provision or final court, administrative or arbitration decision, all other

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conditions and provisions set forth herein shall remain in full force and, in such a case, the Parties shall negotiate in good faith an amendment to this instrument to restore the original scope of the Parties as much as possible.

7.7       This Agreement shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil.

7.8       The failure to comply with any of the rules set forth in this Agreement will cause the infringing act to be ineffective before the Company.

7.9       Except for the Votorantim Voting Agreement, the Parties declare that this Agreement is the only agreement entered into among the Parties in the scope of the Transaction and that no other document governing any terms and conditions relating to the Transaction exists or was entered into.

7.10       Suzano Holding acknowledges that this Agreement does not alter or impair any rights and obligations under the Suzano Shareholders’ Agreement or the Suzano Transfer Agreement, which remain unchanged, valid and binding upon its signatories, in accordance with the terms and conditions set forth therein. In the event of a conflict between the provisions of this Agreement and the Suzano Voting Agreement or the Suzano Transfer Agreement, this Agreement shall prevail.

Section VIII – Dispute Resolution

8.1       The Parties agree that any dispute resulting from or related to this Agreement, including, without limitation, related to its existence, validity, effectiveness, interpretation, execution or termination, that cannot be resolved amicably within a non-extendable period of 30 (thirty) calendar days shall be resolved by arbitration to be administered by the Market Arbitration Chamber of B3 S.A. – Brasil, Bolsa, Balcão (“Arbitration Chamber”), in accordance with its regulations in effect on the date arbitration is started, and this Section 8.1 shall serve as the arbitration clause for effects of what is set forth in Law No. 9,307/96, article 4, paragraph 1. The Arbitration Chamber shall also be responsible for administering and going through the correct steps for the arbitration proceeding. The Parties acknowledge that the obligation to seek an amicable resolution does not prevent the immediate request for arbitration if any of the Parties understands that an agreement is not possible.

8.1.1       The arbitral tribunal shall be comprised of three (3) arbitrators (“Arbitral Tribunal”), one of which shall be appointed by the Party(ies) with the intent to bring the proceeding, the other by the other Party(ies), and the third arbitrator, who will act as president of the Arbitral Tribunal, shall be appointed by the arbitrators appointed by the Parties. If one of the Parties does not appoint an arbitrator or if the appointed arbitrators do not come to a consensus with respect to the third arbitrator, the President of the Arbitration Chamber shall appoint the third arbitrator in the shortest period possible.

8.1.2       The Parties acknowledge that any arbitral order, decision or finding shall be final and binding,

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constituting an instrument enforceable in court binding on the Parties and their successors, which undertake to abide by the finding in the arbitral award, regardless of court enforcement.

8.1.3       Notwithstanding the foregoing, each Party shall retain the right to file for remedy in court to (a) obtain any “urgent remedy” that is necessary prior to creation of the Arbitral Tribunal, and such remedy shall not be construed as a waiver by the Parties of the arbitral proceeding, (b) enforce any arbitral decision, including the final arbitral report, and (c) to ensure commencement of the Arbitral Tribunal. For such, the Parties choose the jurisdiction of the Judicial District of São Paulo, State of São Paulo, waiving all others, however privileged they may be.

8.1.4       The seat of arbitration shall be in the City of São Paulo, State of São Paulo.

8.1.5       The arbitration shall be conducted in Portuguese.

8.1.6       The dispute shall be decided in accordance with Brazilian law, and a decision on equity shall be prohibited.

8.1.7       The arbitration shall be confidential. The Parties undertake to not disclose information or documents from the arbitration. Disclosure may be made if (i) the duty to disclose arises from law, (ii) it is decided by a court or administrative authority or (iii) it is necessary to defend the interests of the Party.

In witness whereof, the Parties sign this agreement in four (4) counterparts of equal content and form, in the presence of the two (2) undersigned witnesses.

The pages of this agreement are initialed by _______________________________, counsel to BNDESPAR, by authorization of the representatives that sign it.

São Paulo, March 15, 2018

[remainder of the page intentionally blank]

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[signature page of the Voting Agreement and Other Covenants entered into among, on one side, Suzano Holding S.A., David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer and, on the other side, BNDES Participações S.A. – BNDESPAR on March 15, 2018]

Suzano Holding S.A.

Maria Cristina Monoli Cescon

Attorney-in-Fact

David Feffer

Daniel Feffer

Jorge Feffer

Ruben Feffer

Maria Cristina Monoli Cescon

Attorney-in-Fact

BNDES Participações S.A. – BNDESPAR

Name: Title:	Name: Title:

Suzano Papel e Celulose S.A.

Pablo F. Gimenez Machado

Attorney-in-Fact

Witnesses:

Name: I.D.: CPF:	Name: I.D.: CPF:
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Exhibit 3.1

To The Voting Agreement and Other Covenants

Policy for Nominating Members of the Board of Directors

1.                  PURPOSE, APPLICATION AND BASIS

1.1       This “Policy for Nominating Members of the Board of Directors” (“Policy”), approved in the Board of Directors meeting of [•] (“Company”), held on [•], 201[•], aims to establish the criteria for forming the Company’s Board of Directors, respecting the best practices of corporate governance, with due transparency.

1.2       The basis for this Policy is: (i) the corporate governance guidelines in the Company’s bylaws, as amended (“Bylaws”); (ii) the “Code of Conduct” applicable to companies in the Company’s economic group, the adoption of which was ratified in a Meeting of the Company’s Board of Directors on [•], 2018 (“Code of Conduct”); (iii) Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”); (iv) the Corporate Governance Best Practices Code of the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC) and the Brazilian Corporate Governance Code; and (v) the Novo Mercado Listing Rules of B3 S.A. – Brasil, Bolsa, Balcão in effect since January 2, 2018 (“Novo Mercado Listing Rules”).

2.                  BOARD OF DIRECTORS.

2.1.       The Company’s Board of Directors shall be formed by at least five (5) and at most nine (9) principal members, without alternates, all elected and removable by the Shareholders’ Meeting, with a unified term of two (2) years, re-election permitted, respecting the possibility of increasing one (1) seat on the Board of Directors, thus reaching ten (10) principal members, without alternates.

2.2.       Of the members of the Board of Directors, at least two (2) independent members – or 20% (twenty percent), whichever is greater – shall be Independent Directors, as defined in the Novo Mercado Listing Rules of B3 and Instruction No. 461/07 of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM), respecting, additionally, that the below situations may compromise the independence of a member of the board of directors:

(i)                                       acting or having acted as manager or employee of the company, or of the controlling group, the independent auditor that audits or has audited the company, or, also, a non-profit entity that receives significant financial sources from the company or from its related parties;

(ii)                                    having a spouse, parent or relative up to the second degree who acts or has acted as manager or employee of the company, or of the controlling group, the independent auditor that audits or has audited the company, or, also, a non-profit entity that receives significant financial sources from the company or from its related parties;

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(iii)                                 acting or having acted, whether directly or as a member, shareholder, director or officer, in a material commercial partner of the company and/or a company that may be deemed a competitor of the Company or of its controlled companies, provided that such position represents a conflict of interest with the Company or with one of its controlled companies or affects the independence of the board;

(iv)                                 having close family ties (relationship up to the 4th degree) or significant personal relationships with direct and indirect controlling shareholders, non-independent directors or officers of the company; and

(v)                                    having completed four (4) consecutive terms as director of the company as of the Annual Shareholders’ Meeting of Suzano to be held in 2018.

2.2.       Except for the case of request for cumulative voting, the election of members of the Board of Directors shall be done through slates.

2.3.       Only those whose classification as independent has been certified by the Eligibility Committee, as set forth in item 3 below, may run as independent members of the Board of Directors on the proposed slates.

3.       ELIGIBILITY COMMITTEE

3.1.       The Board of Directors shall form an Eligibility Committee (“EC”), which must have three to five members. Among its members, the EC must have a majority of members that are independent members of the Board of Directors and/or external to the Company and are classified as independent, according to the same parameters set forth in this policy. The EC Coordinator must have renowned specialization/experience in selection processes and should preferably be an external member classifying as independent.

3.2.       With the goal of safeguarding the exemption of the independent nature of the Directors classified as independent, the CE shall be responsible for:

(a)                 assessing and/or nominating to the Board of Directors persons who, meeting the legal requirements and those set forth in the Company’s Bylaws, may be candidates to join the slate to be submitted to the Shareholders’ Meeting for election of the Board of Directors; and

(b)                 assessing and nominating to the Board of Directors persons for positions of Director, to enter any positions left vacant, until the next Shareholders’ Meeting is held.

3.3.       The nominated Independent Directors must have abilities and qualifications suitable to exercise the position, to be certified by the EC.

3.4.       The Eligibility Committee may request from the person nominated to the position that he or she

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appears for an interview for clarifications on the requirements of this article, and acceptance of this invitation shall be at the discretion of the nominated person.

4.       AMENDMENTS TO THE POLICY

4.1.       This Policy may only be amended or revoked by the Board of Directors, through an affirmative vote of at least 60% (sixty percent) of its members, and at least one (1) of the affirmative votes shall have been made by an independent member of the Board of Directors.

***

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Exhibit 3.2

To the Voting Agreement and Other Covenants

Financial Obligations

Article 1 - In conducting the Company’s management and exercising the voting right in subsidiaries, controlled companies, associated companies and consortia, the Board of Directors and Board of Executive Officers shall respect and comply with the following goal: maintain the Net Debt/EBITDA (as defined below) at a value that is equal to or lower than 3.5 times the Company’s Adjusted EBITDA (as defined below).

Article 2 - By the end of the term of effectiveness set forth in article 3 below, if the Company’s net consolidated indebtedness is above the goal set forth in article 1, the Board of Directors and/or Board of Executive Officers of the Company may not:

a)                  approve the distribution of payments in an amount higher than the minimum required dividend, as set forth in the Company’s Bylaws in effect on the date of execution of the Voting Agreement and Other Covenants entered into between BNDESPAR and the SH Shareholders;

b)                  approve new investments for expansion or acquisitions greater than 10% (ten percent) of the Company’s Adjusted EBITDA for the prior 12 months.

Sole paragraph. Until the end of the term of effectiveness set forth in article 3 below, the Company may not approve the distribution of payments or new investments in expansions or acquisitions if said distribution or investment results in a leverage level higher than the goal set forth in article 1.

Article 3 - The voting agreements contained herein shall remain in effect (i) until December 31, 2021; or (ii) until BNDESPAR holds shares issued by the Company representing at least 5% (five percent) of the Company’s total capital stock, whichever occurs first.

Article 4 - For the purposes of the financial obligations established herein, the Parties adopt the following definitions:

“Adjusted EBITDA” means EBITDA, excluding non-recurrent and/or non-monetary items.

“EBITDA” means profits before interest, taxes, depreciation and amortization, considered on the Company’s consolidated balance sheet. Basically, it is the Company’s operational cash generation on a consolidated basis, disregarding financial effects and taxation.

“Net Debt” means, with respect to the Company, for each quarter (March 31, June 30, September 30 and December 31 of each year), its total debt on that date, less the sum of: (a) the aggregate cash value on that date, plus (b) the sum of all the bonds and securities on that date, based on the lowest value between: (i)

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par value; and (ii) market value of each one of these bonds and securities.

“Net Debt/Adjusted EBITDA” means, with respect to the Company, for each quarter (March 31, June 30, September 30 and December 31 of each year), the ratio (expressed as a decimal) between: (a) its Net Debt, on that date, calculated in U.S. dollars; and (b) Adjusted EBITDA for the 12-month period immediately prior to the same measurement date, calculated in U.S. dollars; given that: (i) each one of the components of Net Debt (including the amounts of total debt, cash and cash equivalents and bonds and securities), in reais (or which are tied to the real) shall be converted into U.S. dollars on the calculation date, based on the exchange rate published by the Central Bank (“PTAX 800, option 5, sale” transaction, or its equivalent at the time of calculation) at close of business of said day; and (ii) Adjusted EBITDA for each one of the four fiscal quarters for the period applicable to the 12 (twelve) months immediately prior to the date of calculation on this date shall be converted into U.S. dollars based on the average exchange rates published by the Central Bank (“PTAX 800, option 5, sale” transaction, or its equivalent at the time of calculation) on the close of business on each business day of said applicable fiscal quarter, and shall be summed to calculated the Adjusted EBITDA for said 12-month period.

***

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